EXHIBIT 3.7

Formal Valuation of the Issued and
Outstanding Common Shares of
Sterlite Gold Ltd.

as at March 10, 2006 updated to
May 8, 2006 for Subsequent Event Only

THE INDEPENDENT FORMAL VALUATION OF THE COMMON SHARES OF STERLITE GOLD LTD. AS AT MARCH 10, 2006 UPDATED TO MAY 8, 2006 FOR SUBSEQUENT EVENT ONLY, PREPARED BY PRICEWATERHOUSECOOPERS LLP (“PWC”) DATED MAY 8, 2006 (THE “ORIGINAL VALUATION”) IS BEING INCORPORATED BY REFERENCE FOR THE PURPOSES OF COMPLYING WITH THE REQUIREMENTS OF RULE 14D-1(B) UNDER THE SECURITIES EXCHANGE ACT. THE ORIGINAL VALUATION WAS PREPARED FOR THE INDEPENDENT COMMITTEE OF THE BOARD OF DIRECTORS OF STERLITE GOLD (THE “INDEPENDENT COMMITTEE”) AND PWC DOES NOT INTEND THAT ANY PERSON OTHER THAN THE INDEPENDENT COMMITTEE RELY UPON THE ORIGINAL VALUATION. THE ORIGINAL VALUATION IS FURTHER SUBJECT TO THE RESTRICTIONS AND QUALIFICATIONS AS OUTLINED THEREIN.

UNITED STATES SHAREHOLDERS SHOULD NOTE THAT THE ORIGINAL VALUATION INCORPORATED BY REFERENCE AS AN EXHIBIT TO SCHEDULE 14D-1F HAS BEEN PREPARED PURSUANT TO AND IN ACCORDANCE WITH CANADIAN SECURITIES LAW REQUIREMENTS INCLUDING ONTARIO SECURITIES COMMISSION RULE 61-501 - INSIDER BIDS, ISSUER BIDS, BUSINESS COMBINATIONS AND RELATED PARTY TRANSACTIONS AND POLICY STATEMENT Q-27 - PROTECTION OF MINORITY SECURITYHOLDERS IN THE COURSE OF CERTAIN TRANSACTIONS OF THE L’AUTORITÉ DES MARCHÉS FINANCIERS (QUEBEC). AS SUCH, THE ORIGINAL VALUATION MAY NOT AND IS NOT REQUIRED TO COMPLY WITH ANY REQUIREMENT APPLICABLE TO THE PREPARATION OF VALUATIONS IN THE UNITED STATES OR ANY OTHER JURISDICTION.

Formal Valuation of the Issued and Outstanding Common Shares
of Sterlite Gold Ltd. as at March 10, 2006 Updated to May 8, 2006 for Subsequent Event Only

Formal Valuation of the Issued and Outstanding Common Shares
of Sterlite Gold Ltd. as at March 10, 2006 Updated to May 8, 2006 for Subsequent Event Only

EXHIBITS

Zod Mine - Phase III Projected Cash Flows	A

Weighted Average Cost of Capital	B

Somewhat Comparable Transactions	C

Somewhat Comparable Companies	D

Scope of Review	E

Private and Confidential
May 8, 2006

The Special Committee of
The Board of Directors of Sterlite Gold Ltd.
c/o Fasken Martineau DuMoulin LLP
4200 Toronto Dominion Bank Tower
Box 20, Toronto-Dominion Centre
Toronto, Ontario
M5K 1N6
Attention: Mr. Dennis Marschall

Re:	Formal Valuation of the Issued and Outstanding Common Shares of Sterlite Gold Ltd. as at March 10, 2006 Updated to May 8, 2006 for Subsequent Event Only

NOTICE TO READER:

Due to the highly confidential nature of certain of the information (“Confidential Information”) provided to PricewaterhouseCoopers LLP for the purposes of their preparation of the Formal Valuation, PricewaterhouseCoopers LLP has been requested by the Special Committee of the Board of Directors of Sterlite Gold Ltd. (“Sterlite” or the “Company”) to not disclose such Confidential Information in their Formal Valuation report. Disclosure of the Confidential Information could be potentially detrimental to Sterlite. PricewaterhouseCoopers LLP notes, however, that they have considered, where appropriate, such Confidential Information in arriving at their conclusions.

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

1.	Mandate Overview

1.1	Assignment

PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) understands that the Special Committee of The Board of Directors of Sterlite Gold Ltd. (the “Special Committee”) has been constituted in connection with a proposed transaction whereby Vedanta Resources Plc (“Vedanta”), a mining and metals company listed on the London Stock Exchange, would offer to acquire all of the issued and outstanding common shares in Sterlite Gold Ltd. (“Sterlite Gold” or the “Company”) not otherwise owned by Vedanta or Vedanta’s affiliates for cash consideration (the “Proposed Transaction”).

The Special Committee has retained PricewaterhouseCoopers, as professional advisors experienced in business and security valuations, to provide the Special Committee with a formal valuation (the “Formal Valuation”) of the fair market value of all of the issued and outstanding common shares of Sterlite Gold as at March 10, 2006 (the “Valuation Date”), pursuant to and in accordance with Ontario Securities Commission (“OSC”) rule 61-501 (the “Rule”) and Policy Statement Q-27 of the Autorité des marchés financiers of Québec (together with the Rule, the “Rules”). Pursuant to the Rule requiring that the Formal Valuation make appropriate adjustments for material intervening events, the Special Committee has requested that we make appropriate adjustments in our Formal Valuation for the increase in gold prices, from the Valuation Date to the current date (the “Subsequent Event”), only.

Sterlite Gold is a gold mining company whose common shares are listed on the Toronto Stock Exchange. Its main asset is the Zod gold mine (“Zod Mine”) in Armenia and it also holds 100% interests in the Ararat and Meghradzor gold projects in Armenia.

Mr. Anil Agarwal is the Chairman of both Sterlite Gold and Vedanta. Twinstar International Ltd. (“Twinstar”) is the 55.1% controlling shareholder in Sterlite Gold. Twinstar and Vedanta are both under the control of Volcan Investments Limited which in turn is controlled by the family of Mr. Agarwal.

On this basis, the Proposed Transaction would represent an “insider bid” under the Rules and therefore would require a Formal Valuation to be prepared by an independent valuator in compliance with the Rules who will report to the Special Committee.

(2)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

All amounts contained in this report (“Report”) are expressed in United States dollars (“$” or “US$”), unless otherwise stated. For the purposes of this Valuation, an exchange rate of US$1.00: Cdn $1.1593 has been used on or about the Valuation Date.

1.2	Definition of Fair Market Value

For the purposes of the Formal Valuation, fair market value means “except as provided in paragraph 6.4(2) (d) of the Rule, the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act”. Section 6.4(2) (d) of the Rule states that no downward adjustment is to be made for liquidity, the effect of the transaction or if it is not part of a controlling interest.

The above definition of fair market value is consistent with the generally accepted definition, usually stated as “the highest price, expressed in terms of money or money’s worth, obtainable in an open and unrestricted market between informed and prudent parties, acting at arm’s length and under no compulsion to transact”, except for it being subject to section 6.4(2)(d) of the Rule.

Fair market value represents the intrinsic value of an asset. Price reflects the final negotiated terms with respect to the purchase and sale of an asset. Price may differ from fair market value arrived at in a notional context as a result of a variety of factors including, type of consideration paid (i.e. cash versus shares), timing of receipt of consideration (i.e. current versus deferred), different knowledge or information levels and unequal bargaining positions of the vendor and purchaser.

2.	Engagement, Credentials and Independence of PricewaterhouseCoopers

2.1	Engagement

PricewaterhouseCoopers was formally engaged on February 22, 2006 by the Special Committee pursuant to an engagement letter dated February 10, 2006 (the “Engagement Agreement”).

PricewaterhouseCoopers is to receive a fixed fee, as stipulated in the Engagement Agreement, for completing the engagement to prepare the Formal Valuation. In addition, PricewaterhouseCoopers is entitled to recover reasonable costs and expenses incurred in the

(3)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

preparation of the Formal Valuation and to be indemnified in certain circumstances for liabilities arising in connection with the Formal Valuation. The fee payable to PricewaterhouseCoopers is not contingent, in whole or in part, on whether the Proposed Transaction or any other transaction contemplated is commenced or completed or on the conclusions reached in the Formal Valuation.

2.2	Credentials of PricewaterhouseCoopers

PricewaterhouseCoopers provides industry-focused assurance, advisory and tax services for public, private and government clients in all markets. More than 120,000 people in 139 countries connect their thinking, experience and solutions to build public trust and enhance value for clients and their stakeholders.

PricewaterhouseCoopers’ valuation practice has broad experience in completing and defending, when necessary, assignments involving the valuation of companies and assets for various purposes including transactions subject to public scrutiny, financial reporting, the sale or purchase of an entity or assets by related parties, assistance in resolving shareholders’ disputes, tax based corporate reorganizations and M&A activity.

This mandate was carried out under the supervision of Helen Mallovy Hicks and Ken Goodwin, both Partners in our Canadian firm and both Chartered Business Valuators and Chartered Accountants. They were assisted by Sandra Berbari, Vice-President, at PricewaterhouseCoopers, and Paul Hennessy, Assistant Director of PricewaterhouseCoopers in the United Kingdom, and Dr. Peter Grimley, an independent consultant with expertise in the mining industry with whom we sub-contracted for this assignment.

2.3	Independence

The fee payable to PricewaterhouseCoopers for this engagement on the delivery of the Formal Valuation is not contingent upon the conclusions reached by PricewaterhouseCoopers. There are no understandings, agreements or commitments between PricewaterhouseCoopers and Sterlite Gold, Vedanta, Twinstar or any of their respective affiliates or associates with respect to any future business dealings. However, PricewaterhouseCoopers may in the future, in the ordinary course of business, seek to perform advisory services for Sterlite Gold, Vedanta, Twinstar or any of their respective affiliates or associates from time to time.

(4)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

Neither PricewaterhouseCoopers, nor any of its affiliated entities:

▪
Is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Sterlite Gold, Vedanta or any of their respective affiliates or associates with respect to the Proposed Transaction;

▪	Is an advisor to Sterlite Gold or Vedanta or any of their respective affiliates or associates with respect to the Proposed Transaction;

▪	Is a manager, co-manager or member of a soliciting dealer group formed in respect of the Proposed Transaction;

▪	Has a financial incentive in respect of the conclusions reached in the Formal Valuation; and

▪	Has a material financial interest in the completion of the Proposed Transaction.

In addition, PricewaterhouseCoopers is not the auditor of Sterlite Gold, Vedanta, or any of their respective affiliates or associates.

PricewaterhouseCoopers is of the view that it is independent of all interested parties in the Proposed Transaction for the purposes of the Rules.

3.	Limitations & General Assumptions

3.1	Limitations

PricewaterhouseCoopers has relied, without independent verification, upon all financial and other information that was obtained by PricewaterhouseCoopers from public sources or that was provided to PricewaterhouseCoopers by Sterlite Gold and its affiliates, associates, advisors or otherwise (the “Information”). Parts of the Information were received or obtained by PricewaterhouseCoopers directly or indirectly, and in various ways (oral, written, inspection), from third parties (i.e. individuals or entities other than Sterlite Gold and its directors, officers and employees). PricewaterhouseCoopers has assumed that this information was complete, accurate, and not misleading and did not omit any material facts. The Formal Valuation is conditional upon such completeness and accuracy. PricewaterhouseCoopers has not conducted any independent investigation to verify the completeness or accuracy of such information.

(5)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

With respect to the budgets, forecast, projections or estimates provided to PricewaterhouseCoopers and used in its analyses, PricewaterhouseCoopers notes that projecting future results is inherently subject to uncertainty. PricewaterhouseCoopers has assumed, however, that such budgets, forecasts, projections, and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Sterlite Gold and its affiliates and associates as to the matters covered thereby. PricewaterhouseCoopers expresses no view as to the reasonableness of such financial projections or the assumptions, estimates or budgets on which they are based.

In preparing the Formal Valuation, PricewaterhouseCoopers has relied upon written letters of representation from the Special Committee and senior management of Sterlite Gold (“Management”) stating that, among other things:

1
To the best of their knowledge, and without independent inquiry, all of the Information provided orally or in writing to PricewaterhouseCoopers, is complete, true and correct in all material respects and does not contain any untrue statement of a material fact in respect of Sterlite Gold, its operating assets, or the Proposed Transaction;

2
Following the time that Information was provided to PricewaterhouseCoopers, there have been, to the best of their knowledge, and without independent inquiry in respect of the subject matter, no material changes in the Information, or in factors surrounding the Proposed Transaction or any part thereof (other than the Subsequent Event) which would have, or which would reasonably be expected to have, a material effect on the Formal Valuation at the Valuation Date and at the current date; and

3
The Special Committee has reviewed the full draft texts of and Management have reviewed excerpts (i.e. without value analysis and conclusion) of PricewaterhouseCoopers’ draft Formal Valuation dated March 10, 2006 and updated draft Formal Valuation dated May 8, 2006 and, to the best of their knowledge, they are not aware of any errors, omissions or misrepresentations of facts therein which might have a significant impact on the conclusions contained in the Formal Valuation at the Valuation Date and at the current date.

PricewaterhouseCoopers has neither made nor obtained an independent appraisal or valuation of any of Sterlite Gold’s assets.

(6)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

The Formal Valuation is based on the securities markets, economic, general business and financial conditions prevailing as of the Valuation Date of the Formal Valuation as adjusted for the Subsequent Event only and the conditions and prospects, financial or otherwise, of Sterlite Gold as they were reflected in the information reviewed by us. In our analysis and in preparing the Formal Valuation, we have made numerous assumptions with respect to commodity performance, general business, economic and market conditions, and other matters, the outcome of which are beyond the control of PricewaterhouseCoopers, Sterlite Gold or any party involved with Sterlite Gold in connection with the Proposed Transaction.

The Formal Valuation has been provided for the use of the Special Committee and should not be construed as a recommendation to vote in favour of the Proposed Transaction nor does the Formal Valuation comment on the reasonableness or fairness of the Proposed Transaction. The Formal Valuation has been provided for the use of the Special Committee and may not be used by any other person or relied upon by any other person without the express prior written consent of PricewaterhouseCoopers. PricewaterhouseCoopers will not be held liable for any losses sustained by any person should this document be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph. In addition, pursuant to the Engagement Agreement with the Special Committee, PricewaterhouseCoopers’ liability is limited, and PricewaterhouseCoopers will be indemnified under certain circumstances.

The Formal Valuation expressed herein is provided for the information and assistance of the Special Committee in connection with its consideration of the Proposed Transaction and such Formal Valuation does not constitute a recommendation as to how the Special Committee should proceed with respect to such Proposed Transaction.

It should be noted that PricewaterhouseCoopers is not commenting on, nor is PricewaterhouseCoopers in a position to comment on, the prospective trading price or likely marketability of any of the shares of Sterlite Gold on the Toronto Stock Exchange. The Formal Valuation should not be considered or used as a determinant of the potential share price of Sterlite Gold.

The Formal Valuation is given as of the Valuation Date as adjusted for the Subsequent Event only to the date hereof and PricewaterhouseCoopers disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Formal Valuation which may come or be brought to PricewaterhouseCoopers’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or

(7)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

matter after the date hereof, and in accordance with the Rules, PricewaterhouseCoopers reserves the right to change, modify or withdraw the Formal Valuation.

In view of the nature of this assignment, PricewaterhouseCoopers has not been able to expose Sterlite Gold, its shares or the assets of the Company to the marketplace at the Valuation Date to determine whether there are any potential buyers who, for their own unique reasons (e.g., specific perceived synergies), might be prepared to entertain values other than that determined by us herein. Therefore, the Formal Valuation has not been impacted by special purchaser considerations. PricewaterhouseCoopers has not been asked to solicit expressions of interest from or negotiate with any third parties concerning potential alternatives to the Proposed Transaction and PricewaterhouseCoopers has not done so.

The reader must consider this report in its entirety, as selecting and relying on only a specific portion of the analysis or factors considered by us, without considering all factors and analyses together, could create a misleading view of the processes underlying this report. The preparation of a valuation report is a complex process and it is not appropriate to extract partial analyses or make summary descriptions. Any attempt to do so could lead to undue and incorrect emphasis on any particular factor or analysis.

3.2	General Assumptions

In arriving at our Formal Valuation, we have made the following major assumptions as at the Valuation Date:

a)
There have been no significant changes in the nature of the business, operating performance, financial position and future prospects from the latest unaudited financial statements available, being December 31, 2005, to the Valuation Date for the Company;

b)	Our conclusions are based on the latest financial and operational information available for the Company and each of its operating entities;

c)
The cash flow projections for Phase III of the Zod Mine plan, accurately reflect Management’s best estimate of future operating results at the Valuation Date and include the full cost of a stand alone mining operation;

d)
An appropriate tax rate to apply to the Zod Mine is 20%, reflective of income tax rates for mine operations in Armenia, after taking into consideration tax loss carryforward balances and unclaimed undepreciated capital costs available in Armenia. Given the tax treaty between Armenia and Canada effective January 1, 2006, there are no additional tax implications to Sterlite Gold, unless otherwise noted herein;

(8)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

e)	A third party buyer would be able to structure a potential purchase of the Company in a tax effective manner as to avoid any additional taxes;

f)
Reflecting best currently available estimates and judgments, Management expects the ongoing border dispute with Azerbaijan (discussed in a later part of the report) will be resolved in a satisfactory fashion and will not impact the economics of the Zod mine project;

g)
Reflecting best currently available estimates and judgments, Management expects the environmental license required to relocate the processing facility from Ararat to Zod will be obtained either through the existing plan or with its preferred alternative plan that they believe does not change the economics of the project;

h)
Sterlite Gold is in the process of commissioning an independent review of the results from the additional drilling conducted by Management post the Phase III pre-feasibility study and this independent review would not result in a materially different estimate from Management’s estimate;

i)
Reflecting best currently available estimates and judgments, Management expects the dispute between Sterlite Gold and the Government of the Republic of Armenia in relation to the environmental payment for the 2004 year will be resolved in a satisfactory manner;

j)	Funding for the Phase III development will be obtained either by Vedanta, through the completion of the assumed Proposed Transaction, or by sourcing alternative financing;

k)	There are no material unrecorded assets or unaccrued liabilities relating to environmental concerns, or other, unless otherwise noted herein;

l)	No employee or other share options are outstanding as at the Valuation Date;

(9)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

m)	There are no material outstanding litigation matters or contingencies, positive or negative, relating to the Company, other than disclosed herein;

n)	Sterlite Gold does not have any material assets, which are excess or redundant to their current operations, other than noted herein;

o)	Sterlite Gold, directly or indirectly, retains all relevant mining rights and titles as at the Valuation Date;

p)	Unless otherwise noted, the book values of the assets and liabilities of the Company, as at the Valuation Date, approximate their fair market values;

q)	The salvage value of equipment is considered nominal at the end of the projection period in the mine plan;

r)	All affiliate and related company transactions are at market rates, unless otherwise noted;

s)	Any management fees to/from Vedanta, historically and projected, are at market rates;

t)	There are no material synergies to Vedanta in acquiring or operating the Zod Mine;

u)
There have been no major changes to the foregoing assumptions or changes in any other factors, other than the Subsequent Event, that could materially impact the range of values determined herein between the Valuation Date and the current date; and

v)	Other assumptions as discussed throughout the body of this report.

Amendment of any of these assumptions could materially impact our range of values determined herein.

(10)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

4.	Scope of Review

In connection with our Formal Valuation, we have, among other things, reviewed, considered and, where appropriate, relied upon all documents and items provided to us by Management, some of which are listed in Exhibit E.

Furthermore, we have met and/or held discussions with the Special Committee and with Management regarding the nature of operations, historical operating results and future expectations for the Company, in particular for its operating entities (i.e. Zod Mine), among other matters. We have also utilized our own research into general and country specific industry and economic conditions. We have also held discussions with other relevant parties including Micon International Consultants, independent mine consultants for Sterlite Gold, and an investment bank previously appointed by the Company (the “Investment Bank”).

PricewaterhouseCoopers has not, to the best of its knowledge, been denied access by Sterlite Gold to any information requested by PricewaterhouseCoopers. PricewaterhouseCoopers has had limited discussions with the auditors of Sterlite Gold and has assumed the accuracy and fair presentation of and relied upon the historical audited financial statements of Sterlite Gold and the reports of the auditors thereon.

Notwithstanding the above, based on the stage of development of the Zod Mine and certain company specific risks (further discussed in the report), there were of necessity limitations to the information received from Management regarding certain risks such that we relied on the best information made available to us at the Valuation Date. In some cases, the assumptions provided to us by Management were not capable of being tested or independently verified, resulting in us placing significant reliance on Management’s assumptions.

5.	Prior Valuations

PricewaterhouseCoopers understands, after reasonable enquiry, that Sterlite Gold has not commissioned prior valuations (as defined in the Rules) of the Company or its shares, as a whole, or of the individual operating businesses or assets within Sterlite Gold, within the 24 months preceding the Valuation Date.

(11)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

6.	Business Overview

6.1	The Company

Sterlite Gold’s common shares are listed on the Toronto Stock Exchange (“TSX”). Incorporated in the Yukon Territory, Sterlite Gold is an operating company principally involved in the gold mining industry in Armenia. The registered office of the Company is located in Whitehorse, Yukon Territory and the head office and chief place of business is situated in Yerevan, Armenia.

The following chart sets out the organizational structure of Sterlite Gold and related entities.

6.2	Trading Summary

The following table discloses the trading history of Sterlite Gold shares over the last 12 months. The average price has ranged from Cdn 6 cents to Cdn 14 cents on monthly trading volumes generally of significantly less than 1% of the shares on issue.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

Sterlite Gold TSX Trading Summary
Date	Average Monthly Price	Average Monthly Volume
	(CDN $)
March (1 to 9) - 06	0.12	56,457
February-06	0.12	89,471
January-06	0.10	123,995
December-05	0.07	46,445
November-05	0.06	16,409
October-05	0.07	25,455
September-05	0.07	50,262
August-05	0.07	154,905
July-05	0.09	11,475
June-05	0.09	32,218
May-05	0.08	49,081
April-05	0.09	84,314
March-05	0.14	188,948

This trading history for Sterlite Gold shares over the period from March 1, 2005 to March 9, 2006 is represented in the following chart:

(13)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

The above trading history is summarized in the volume weighted average share price of Sterlite shares over the last one, three and six months of Cdn$0.12, Cdn$0.10 and Cdn$0.09, respectively.

Volumes traded in the last month represent approximately 1% of the number of issued shares and monthly volumes traded over the last three and six months represent less than 1% of the number of shares issued. We note that shares in Sterlite Gold are closely held - over 98% of shares issued are held by twelve shareholders. It is also noted that Sterlite Gold has engaged in limited promotion of its shares.

The lack of an active and widely held market reduces the credibility that can be attached to the prices at which shares in Sterlite Gold have traded as an indication of the fair market value of the Company.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

6.3	The Operating Assets

As mentioned above, Sterlite Gold is a gold mining company with its operations in Armenia.

Sterlite Gold owns and operates a gold processing plant at Ararat in the east of Armenia. It also has a 100% interest in two gold mines - at Zod in the east of Armenia close to the border with Azerbaijan, and at Meghradzor in the north of Armenia.

Sterlite Gold’s “Permissions” to mine were upgraded to 25 year Special Mining Licences following the introduction of the New Concession Law on November 5, 2002. Sterlite Gold is currently negotiating a Concession Agreement with the Armenian Government, however we understand the two parties already have an agreement in principle. It is anticipated that the Concession Agreement will set out acceptable taxation arrangements, acceptable financing arrangements, exploration requirements, environmental protection requirements and dispute resolution procedures, among other things. In addition, Sterlite Gold is in the process of updating its Mining Agreements to Licence Agreements in order to allow it to avail itself of the protections offered under the new mining legislation of Armenia. Management confirmed that the Concession Agreement will be signed for Phase III of the project.

Sterlite Gold anticipates a Phase III development of the Zod project will have an initial 12 year mine life and it is anticipated it will require a capital investment in excess of $80 million. The Phase III development will involve moving the Ararat processing plant to Zod. Small scale processing of retreated tailings is continued at Ararat. The ore processing operations of Zod mined ore have been suspended and waste stripping has commenced at Zod pending the implementation of the Zod Phase III development. The Phase III development is discussed in more detail below. Smaller scale mining operations continue at Meghradzor.

The mineral rights include a right of first refusal over exploration within a 20 km radius of the Zod and Meghradzor mines. Sterlite Gold has also planned a 70,000 metre exploration program at Zod to identify additional resources to extend the Phase III development.

6.4	Historical Financial Results

The following table sets out the draft unaudited consolidated financial performance of Sterlite Gold for the year ended December 31, 2005 and the audited financial performance of Sterlite Gold for the years ended December 31, 2004 and 2003.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

	Unaudited 2005	Audited 2004	Audited 2003
	$000’s	$000’s	$000’s

Revenue
Gold sales	20,061	26,523	21,303

Costs and expenses
Operating costs	21,209	18,632	17,798
Depreciation, amortisation & impairment	7,109	6,711	6,957
Corporate, general and administration	4,604	3,986	4,144
Foreign exchange (gain)/loss	(144)	(24)	7
Stock option expenses	(7)	—	12
Interest on long term debt	—	102	75
Interest on short term debt	271	88	34
	33,042	29,495	29,027

(Loss)/earnings before other income and interest	(12,981)	(2,972)	(7,724)

Gain on sale of properties	7	8,158	—
Gain on revaluation of shares	944	—	—
Other income and interest	46	550	224

Net (loss)/earnings	(11,749)	5,736	(7,500)

As disclosed in the unaudited financial results set out above, Sterlite Gold recorded a loss of over $11 million in the year ended December 31, 2005. The main reason for the increased loss was the low recovery from the processing plant due to the refractory nature of the ore mined. As a result, gold production was significantly less than the prior year while costs were largely unchanged as the same level of mining and processing activity was being carried out but with poorer results. Sterlite Gold has included a pressure oxidation (“POX”) plant as part of the planned Phase III development for the Zod Mine both to mitigate the issue regarding the refractory nature of the ore and to increase plant recoveries for the Phase III development.

The following table sets out a summary of the draft unaudited consolidated statement of financial position of Sterlite Gold as at December 31, 2005 compared to the prior year audited December 31, 2004 balance sheet.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

	Unaudited 2005	Audited 2004
	$000’s	$000’s
Assets
Current
Cash	50	2,162
Receivables	1,275	2,077
Gold and ore inventory	1,371	2,292
Mining supplies	1,909	2,510
	4,605	9,041

Investment in and receivable from StrataGold	6,520	5,359
Mining properties	8,147	8,926
Plant & equipment	3,659	8,412
	18,326	22,697

Total Assets	22,931	31,738

Liabilities
Current
Accounts payable and accrued liabilities	3,768	2,541
Related party bank debt	671	671
Bank loan	2,678	675
Current term portion of equipment loans	422	522
	7,539	4,409

Long term portion of equipment loans	—	279
Reclamation Costs	586	488
	586	767
Net Equity	14,806	26,562

Receivables, inventories and mining supplies declined and accounts payables increased over the year to December 31, 2005 as Sterlite Gold used its working capital along with available cash and a $2.7 million bank loan to finance its loss-making operations during the year.

The decline in the Plant & Equipment balance is due to the amortization of mining property at Zod and Meghradzor.

(17)

The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

Subsequent to the balance sheet date of December 31, 2005, Sterlite Gold received a credit facility/loan of up to $10 million from Twinstar. $0.3 million has been used to reduce the Company’s overdraft facility from $2.2 million to $1.9 million. $0.25 million was repaid in respect of a $0.5 million bank loan with the balance to be repaid shortly. The loan from Twinstar was also used to fund the current waste stripping operations at Zod which represents the commencement of the Phase III development.

6.5	Prior Expressions of Interest

Sterlite Gold appointed an Investment Bank to assist with identifying and implementing financing options for the Phase III development at the Zod Mine. It was ultimately determined that it would be difficult for the Company to raise all of the necessary financing for the Phase III development and that a sale of the Company or of its assets would be the optimal way to realize the value of the project for Sterlite Gold shareholders.

A Confidential Information Memorandum was distributed to several parties and a number of them expressed interest in the resource from a technical perspective, however no offers materialized as a result of the perceived risks associated with the Company and its Zod project, which included but were not limited to the border dispute between the Republic of Armenia and Azerbaijan, the environmental considerations associated with the location and licensing of the planned processing plant at Zod in terms of its proximity to Lake Sevan and the dispute with the Armenian Government in relation to royalty payments. This sale process concluded without a sale of Sterlite Gold or of any of its assets.

Subsequent to this sale process, an offer was made by Global Gold Corporation on September 1, 2005 for the interest held by Twinstar in Sterlite Gold. The proposed offer was to be structured in a manner that would qualify as an exempt bid from Ontario’s takeover bid rules which limit the premium implicit in the offer to 15% of the average share price over a maximum of the previous 20 days. This offer was rejected by Twinstar. The proposal also included an offer of $0.5 million for Sterlite Gold’s operations at Meghradzor which was rejected by Sterlite Gold.

We have considered the broad canvass of the Investment Bank for potential purchasers/financiers as well as other expressions of interest in our determination of value.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

7.	Summary of Economic Conditions on or About the Valuation Date

A summary of the global and Armenian economic considerations are provided below.

7.1	Global

After peaking at 5.1% in 2004, global real economic growth moderated to an estimated 4.5% in 2005. The solid growth of 2005 was driven primarily by the performance of the US economy, which expanded by approximately 3.6%. Although the US economy has been negatively impacted by the hurricanes and rising interest rates, the strong labour markets and rising incomes led to solid growth in consumer spending and double-digit increases in business investment spending. In addition, the expansion of the Chinese economy and the revival in economic activity in Japan also benefited the world economy. As well, the oil-exporting countries used their revenue generated from the high oil prices to increase imports of goods and services, repay external debts and build up foreign exchange reserves, thereby fuelling global economic growth.

Looking ahead, global economic growth is expected to ease slightly but should remain strong. It is expected that the weaker US economy will be offset by stronger growth in Japan and some European countries as well as a moderate decline in energy prices. Global economic growth is expected to ease slightly, with growth estimated at 4.2% in 2006 and 4.0% in 2007 but should pick up again in 2008.

The table below shows projections for selected economic indicators for countries comprising the developed economies within the Organization for Economic Co-operation and Development (“OECD”):

Indicator	2005f	2006f	2007f
Real GDP Growth	2.7%	2.9%	2.9%
Inflation	2.1%	1.9%	1.9%
Unemployment Rate	6.5%	6.3%	6.0%
Source: OECD Economic Outlook, December 2005

While strong global growth has led to rise in prices of oil and commodities, global headline inflation has remained at moderate levels. Virtually all countries maintained price stability due to the intense competitiveness of the global economy combined with the progress made by most countries to improve energy efficiency. Core inflation was generally well-contained
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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

in major industrial countries, although the impact of oil prices was more pronounced in emerging markets. As it is anticipated that energy prices will weaken, inflationary pressures are expected to ease. Core inflation is expected to rise modestly in the US as economic activity expands, but is expected to remain low in the Euro area where the economic slack is anticipated to place downward pressure on prices.

7.2	Armenia

Gross Domestic Product: The Armenian economy expanded by 13.9% in 2005, the fourth consecutive year that it posted double-digit growth, following growth of 10.1% in 2004, 13.9% in 2003 and 12.9% in 2002. GDP growth was driven mainly by the boom in construction and agriculture, which were up by 35.1% and 11.2%, respectively. Industrial production also increased 7.4%. Since the major economic downturn after the dissolution of the Soviet Union, the government has initiated reforms to revitalize the economy, including early reforms focusing on privatizing land holdings and small-scale enterprises, liberalizing prices, trade and the foreign exchange regime, as well as reforms in the fiscal, banking and energy sectors. Investment in the construction and industrial sectors is expected to continue to support the economy. Although the general outlook remains positive, growth at the current high levels is not likely sustainable and annual GDP growth of 6.0% is expected through 2008.

Inflation: Annual inflation declined from 8.6% in 2003 to 2% in 2004 and 0.6% in 2005 due to the tight monetary policy and the continued appreciation of the DRAM, the local currency. Consumer prices advanced 2.3% in December 2005, but were down 0.2% year over year. The rise can be primarily attributed to the increase in food prices by 2.3%, while non-food products and services declined marginally by 0.03% and 0.02%, respectively. In December 2005, core inflation increased 0.29% from the previous month. However, it is expected that price pressures will intensify, as a result of the high GDP growth rates and persistent strength of energy prices. The International Monetary Fund (“IMF”) expects inflation to average about 3.9% in 2006 although long-term inflation is projected at 2.4%.

Employment: With growing economic activity, the unemployment rate has been declining gradually. The official unemployment rate was 7.7% in 2005, down 1.6% compared to 2004. According to the Armenian government, much of the job growth is attributable to jobs created by regional employment centres.

Foreign Investment: As the Armenian economy relies heavily on foreign trade and investment, its investment and trade policy is among the most open in the Commonwealth of

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
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Independent States. During the first nine months of 2005, foreign investment totaled $225.7 million, an increase of 28.7% compared to the same period in 2004. Foreign direct investment rose 20.2% year over year to $138.9 million. By sector, the communications sector posted the highest investment of $45.6 million (33%), followed by mining (21%), the food industry (13.5%) and air transport (7.2%). Major foreign investors during the period include Greece ($68 million), Russia ($36.2 million), Germany ($29.2 million), the U.S. ($16.7 million) and France ($14.1 million).

Interest Rates: The Central Bank of Armenia (the “Bank”) transitioned to regulating inflation with the refinancing rate in 2006. The monetary policy targets an annual inflation rate of 3%. To reduce the impact of inflationary pressures from the future rise in gas prices, the Bank increased the refinancing interest rate (REPO) from 3.5% to 4.0% on February 3rd, 2006 but left the rate unchanged on February 28th, 2006.

8.	Summary of Industry Conditions on or About the Valuation Date

8.1	Global Gold Mining Industry

The gold mining industry is a component of the broader mining industry, which in 2004 had a market capitalization of approximately $390 billion, with the capital derived primarily from five exchanges: Australia, Canada, South Africa, United Kingdom, and the United States. Mining companies with diversified operations account for 58% of the global industry, while the gold sector accounts for 19%.

Mining operations exploit finite mineral resources so continued operation is dependent upon exploration for new deposits. As a result, reserves and resources have a large role in determining equity market values as well as accounting profits. However, much of the value of the mining industry is derived from reserves and resources that are not necessarily recorded on company balance sheets. Moreover, there is no global standard governing the classification and reporting of mineral reserves and resources, and estimates of ore tonnage and contained metals are dependent upon key assumptions such as commodity prices, exchange rates, recovery yields, and cut-off grades.

Mining companies may be categorized by function/stage of development:

▪
Exploration companies have no assets other than exploration concessions (i.e. rights to drill) and a small amount of capital which is required for exploration, including drilling and trenching operations through which deposits are delineated. Once an exploration company has a proven deposit, it may try to become a development company or it may sell its discoveries to a development company;

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
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▪	Development companies are characterized by having a proven deposit and focus on raising capital to start mine production; and

▪
Production companies have mine proven deposits, and can be further categorized by scale of production. Senior gold producing companies typically have an output in excess of 1 million oz per annum; mid-size gold companies produce between 0.3 and 1 million oz per year; and junior producers produce less than 0.3 million oz per annum.

Gold is produced from mines on every continent (other than Antarctica). The world’s largest gold producer is South Africa which accounted for 14% of total gold production in 2004. In terms of output, South Africa is followed by the United States, Australia, China, Russia, Peru, Canada, and Indonesia. Production is dominated by a relatively small number of companies whose output ranges from those yielding over 4 million oz per annum to exploration companies with no production at all. The Beacon Group has estimated that there were more than 900 operating mines globally in 2002.

The gold mining industry is affected by various factors. The main supply and demand factors are inflation, activity by the central banks (as discussed below) and other official sectors, fabrication demand, and production levels.

Inflation - The single most important trend affecting precious metals such as gold over the past two decades has been the steadily decreasing rate of inflation. As long as inflation is low or just rises very gradually, it is unlikely that investment demand for gold will increase significantly. This is because gold’s appeal as an inflation hedge is minimal in a low inflation environment, which increases the attractiveness of other financial assets relative to gold. Another development that could undermine demand for gold, even if inflation heats up, is the introduction of Government bonds indexed to inflation. These instruments produce income and are designed to immunise the investor against inflation, whereas gold does not produce income or pay interest but rather provides protection against inflation by capital appreciation. If inflation rises gradually, the indexed bonds will likely have more appeal than gold, but if inflation accelerates more rapidly in the future gold would likely become more attractive than the indexed bonds.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

Official Sector Sales - Another influence on gold demand and pricing relates to purchases and sales by central banks of individual countries and international financial institutions such as the International Monetary Fund (“IMF”). Each of these entities holds gold as part of its monetary reserves. Official sector gold sales, conducted mostly by central banks, have been an important factor depressing the price of gold in recent years, in contrast to the period 1950 through 1989, when the central banks were overall buyers.

Given the chronic shortage of mine production and scrap gold relative to fabrication demand, central bank sales have been a critical swing factor preventing gold prices from increasing. For example, between 1991 and 2000, mine output plus gold scrap fell short of fabrication demand by a total of 3,825 metric tons. Official sector sales of gold tended to fill this shortfall and thus have exerted downward pressure on prices in recent years. However, European central bank sales activity is curtailed from market flooding by the Central Bank Gold Agreement, which allows the signatories to sell no more than 500 tonnes a year (up from 400 tonnes in the previous 5 year agreement ending September 2004).

Fabrication Demand - Fabricators account for most of the demand for gold, of which jewellery constituted the majority of demand with dentistry, electronics, and other industrial applications playing a secondary role. Historically, jewellery has been the principal source of gold demand. Lower gold prices since 1981, increased wealth in developing countries, and general worldwide prosperity has transformed gold jewellery into a mass-market product for the general consumer. Fabrication demand for gold jewellery is expected to continue to grow with rising affluence.

The Freedonia Group has forecast that demand for gold will grow 3.8% annually, reaching 18l.1 million ounces in 2007. The demand is expected to be driven by a worldwide gold marketing initiative, solid jewellery demand and new applications within the industrial markets. The industrial market is forecast to grow the fastest at 5.1% per annum as a result of demand for gold in electronics, medical devices and other uses.

Investor demand for gold and gold securities - Gold linked exchange traded funds (“Exchange Traded Funds” or “ETFs”) have created a surge in demand for bullion by giving investors an opportunity to purchase bullion that trades on an exchange with the price of the security based on the price of a 10th of an ounce of gold. The ETFs represent a new demand for gold mining output since each sale of an ETF is accompanied by a matching deposit by the fund’s backers. Among those purchasing the ETFs are individual investors, hedge funds, central banks, and gold mining companies which have begun investing cash in ETFs. The

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

fastest growing category of investment demand in 2005, up 53% in tonnage and 67% in dollar terms, ETFs represented 203 tonnes of investment inflow, with substantial demand from Japanese investors. 83% of this trade was conducted via the StreetTRACKS Gold Trust, launched on the New York Stock Exchange in November 2004. Other gold-backed securities are traded on exchanges in the United Kingdom and Australia. In January 2005, a division of Barclays Bank launched a rival gold-backed ETF. According to James Burton, CEO of the World Gold Council, “there are estimates within our organization that this ETF may eventually reach $20 billion to $30 billion in size”.

Cash Costs of Production - The cash costs of production is one of the most common methods for analyzing the operating leverage of each gold producer. Operating leverage refers to the degree to which earnings rise or fall in response to a change in the price of gold. All other things being equal, companies with high operating costs will be more vulnerable to declining gold prices. Cash costs generally include site preparation, milling, and other direct costs, but excludes income taxes, depreciation, exploration and financing costs, and selling, general and administrative costs. Cash production costs are essentially the break-even point for maintaining a given production level. Average quoted cash costs for 2004 have been estimated by Gold Fields Mineral Services Limited (“GFMS”) at $253 per oz, as compared with total cash costs (including depreciation, amortization, reclamation and mine closure costs) of $313 per oz.

Gold Production - Gold production, which has been rising, is expected to decline over the long term as a result of the apparent peaking of output in the United States, Australia, and Canada. According to Morgan Stanley, 55% of the 133 gold mines in their database are mining at above reserve grade, a condition which is unsustainable because it typically shortens mine life. Furthermore, there are only a small number of new gold projects under construction and many more mines are facing depletion over the next couple of years.

Gold Prices - The price of gold is a function of several variables including fabrication demand, expected inflation rate, return on financial assets and central bank demand. From 1981 to 1997, gold prices fluctuated (in nominal dollars) between $331 per oz and $459 per oz, before falling to $273 per oz in 2001. The price of gold has since risen to a 25-year high of $574.60 per oz in February 2006, with forward prices of up to $686 per oz for 2010 futures. Declining production, the improvement in the US economy and the stabilization of central bank sales accounted for price increases from 2001 to 2004. More recently, new fears regarding US inflation, increases in global and in particular Asian demand, and extensive ETF trading activity have contributed to the surge above $500 per oz.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

A recent survey of gold mining firms by PricewaterhouseCoopers in late 2005 found that the average long-term gold price (i.e. real price) used by the survey group of 16 gold analysts was $425 per oz, rising from $400 per oz in early 2005. In contrast to this necessarily conservative view, the forecast Asian demand boom has fuelled projections of up to $1,000 per oz (Newmont Mining Corp.) over the next five to seven years. While this may be considered highly speculative, the futures market reflects some of this price inflation, as shown above. To this end, there appears to be a lack of common consensus in the marketplace regarding long-term projections for gold price.

8.2	Armenian Gold Mining Industry

There are just two major gold mining firms active in Armenia - Global Gold Corporation, which owns various exploration properties and Sterlite Gold, owner of the only producing properties - the Meghradzor and Zod mines, which were previously developed by and purchased from Global Gold Corporation.

The Ararat gold processing facility was constructed in 1976, in readiness for projected ore production across the Caucasus region, principally from the Zod Mine. However, after the collapse of the Soviet Union the plant fell into disrepair primarily due to its inefficiency and the cost of transportation of ore from the mine and was shut down in 1992.

In 1996, a joint venture between state enterprise ArmenGold and Global Gold Corporation saw a new processing facility built at Ararat to process waste from the original plant and to begin the development of the Meghradzor and Zod mines once more. Global Gold Corporation’s shares in the venture were acquired by First Dynasty Mines in 1997 (since renamed Sterlite Gold) and a new joint venture was formed, establishing the Ararat Gold Recovery Company (AGRC). Meanwhile the decision was made to start processing ore from the Zod Mine at Ararat.

Global Gold Corporation has since turned its attention to exploration and development and boasts potential reserves of around 2.5 million ounces at its Hankavan, Toukhmanuk and Lichkvaz-Tei and Terterasar sites and further expansion pending the outcome of its exploration activities.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

9.	Valuation Approach and Methodology

We considered the following approaches when determining the fair market value of the Company and its operating assets: the Income Approach, the Cost Approach, the Market Approach, and the Asset-Based Approach.

9.1	Income Approach

The Income Approach is a valuation technique that is based on the principle of anticipation of benefits which estimates the fair market value of an asset based on the cash flows that the business can be expected to generate over its remaining economic life. Common forms of the Income Approach include the discounted cash flow (“DCF”) method and the capitalized cash flow method.

In the mining industry, the Income Approach is most commonly applied to development properties (i.e., those properties being prepared for mineral production and for which economic viability has been demonstrated by a feasibility or pre-feasibility study, but which is not yet financed or under construction), or for a production property (i.e., an operating mine).

9.2	Cost Approach

The Cost Approach is a technique that uses the concept of replacement cost as an indicator of fair market value. The premise of the Cost Approach is that a prudent investor would pay no more for an asset than the amount for which the asset could be replaced with a new one. Replacement cost new refers to the cost incurred to replace the asset in like condition using current material and labour rates. To the extent that the asset will provide less utility than a new one, the value of that asset is less than replacement cost new.

In the mining industry, the Cost Approach is commonly based on the principle of contribution to value whereby exploration expenditures are analyzed for their contribution to the exploration potential of the mineral property. This approach is typically applied to exploration properties for which economic viability has not yet been demonstrated or to mineral resources where a feasibility or pre-feasibility study has not been completed to demonstrate economic viability.

For instance, exploration cost was used as a proxy for a base value for exploration assets (e.g. assuming $1 of exploration is expected to deliver an appropriate return in excess of the

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amount spent, commensurate with risk). This value is then adjusted according to the specific characteristics of the exploration asset.

9.3	Market Approach

The Market Approach is considered by some observers as a third approach, while others consider it as a variation or a sub-group of the income approach. The market approach is a valuation technique that estimates fair market value based on market prices in actual transactions and on asking prices for businesses or assets currently available for sale. The valuation process is a comparison and correlation between the subject asset and other similar assets. Considerations such as time and condition of sale and terms of agreements are analyzed for comparable assets and are adjusted to arrive at a determination of the fair market value of the subject assets.

A form of the Market Approach now less commonly used in the mining industry is the application of a price / ounce multiple. Guideline multiples can also be calculated in reference to trading statistics for comparable public companies, as well as, published information for transactions involving similar businesses or assets.

9.4	Asset-Based Approach

An Asset-Based Approach may also be appropriate to value a business that is not generating an adequate return on its underlying investment and where value may be greater on a break-up basis than as a going concern. This approach is also appropriate for a holding company where its value is based on the value of its underlying investments.

In the mining industry, the asset-based approach is commonly used to build up value by separately considering each operating, development, exploration and financial asset, whose individual values are estimated through the application of that methodology considered most appropriate in the circumstances. Liabilities including reclamation, closure and other costs as appropriate, are then deducted from the result. The Asset-Based Approach addresses the unique characteristics of each major Asset.

10.	Summary of Selected Valuation Approach and Methodology

10.1	Approach and Methodology

Based on our understanding of the Company and the information reviewed and relied upon, the primary valuation approach selected was an Asset-Based Approach for Sterlite Gold.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
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For its major assets, the approach was based on the nature of each of the Company’s operations. The following summarizes the approaches and methodologies utilized:

Primary Valuation Approach and Methodology
Company and Mine Operations	Income	Asset	Cost	Market
Sterlite Gold Limited - Holdco		Ö
Zod mine operations	Ö - DCF
Meghradzor mine				Ö
Zod exploration assets			Ö
Stratagold Investment and Receivable				Ö
Other Financial Assets and Liabilities (incl. net debt)		Ö

In respect of the Zod Mine, we have supplemented our primary approach with alternate value calculations. These are described in further detail in our valuation of the Zod Mine which follows.

11.	Zod Mine - Phase III Project

11.1	Background

The Ararat Gold Recovery Company LLC (“AGRC”) was established in 1976 by the Armenian Soviet Government. The company developed the gold processing plant at Ararat as a centralised processing facility with ore sent to Ararat by train. The company continued to run for two years following the collapse of the Soviet Union in 1991 before ceasing operations. The Government of the Republic of Armenia subsequently revived the company and sought foreign investment through which Global Gold Corporation acquired a 50% interest in AGRC. In May 1997, First Dynasty Mines Ltd (now Sterlite Gold Limited) acquired the 50% interest in AGRC held by Global Gold Corporation. In October 1997, Sterlite Gold acquired a 50% interest in the Zod and Meghradzor gold mines from the Armenian Government to complement its 50% interest in the Ararat processing facility held through its interest in AGRC. In an agreement dated June 23, 1998 known as the Second Joint Venture Agreement, the Zod and Meghradzor assets were rolled into AGRC. First Dynasty Mines subsequently acquired the remaining 50% interest in AGRC from the Government of the Republic of Armenia on February 8, 2002 for a price of $2.25 million and assumed debt of $1.0 million.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
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11.2	Operations at Zod Mine

A feasibility study was carried out by Kilborn SNC-Lavalin and CMPS&F in 1998 and the Ararat operation was restarted with the retreating of the tailings, followed by the restarting of mining operations at Zod. A number of disparities were found between the mining operations and the feasibility study over the first nine months of operations so mining was stopped in 2000. SRK Consultants was commissioned to carry out a review. In 2001/02, some drilling was carried out and a small production operation was established. Based on the results of this test pit, a Phase II operation was developed to take place over a two year period along with a major drilling operation from 2002 to 2005 to lay the basis for the next phase of the project. The tailings were exhausted between 1999 and 2003. Micon International Consultants (“Micon”) prepared a technical report dated November 17, 2004 (“Micon Technical Report”) on the resources at Zod Mine, which has been publicly disclosed, and a pre-feasibility study for the Phase III development in 2005 dated March 2005 (“Micon Pre-Feasibility Study”), which is not publicly available.

The Micon Technical Report commented on the regional and local geology and described the modeling procedures. With the exception of some suggested quality control improvements, Micon appeared satisfied that the estimates at the Zod Mine had been prepared according to industry standards.

The Micon Technical Report set out the mineral resources at Zod Mine as at January 1, 2005, as follows:

Cut-Off	Measured		Indicated		Inferred		Measured + Indicated
(g/t Au)	Tonnage (kt)	Grade (g/t Au)	Tonnage (kt)	Grade (g/t Au)	Tonnage (kt)	Grade (g/t Au)	Tonnage (kt)	Grade (g/t Au)

0.0	1,729	4.34	17,564	3.34	2,494	1.95	19,293	3.43
0.6	1,597	4.67	15,415	3.76	1,769	2.60	17,013	3.85
0.9	1,501	4.92	13,881	4.09	1,392	3.10	15,382	4.18
1.5	1,286	5.54	11,542	4.68	924	4.07	12,828	4.77

Based on a cut-off grade of 0.6 g/t of gold, the Micon Technical Report disclosed measured and indicated resources containing 65.5 tonnes of gold at Zod Mine. This formed the basis of the Micon Pre-Feasibility Study.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
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Subsequent to the Micon Pre-Feasibility Study, Sterlite Gold carried out a 10,000 metre drilling program. Sterlite Gold anticipates it may increase the level of resources during a 70,000 metre drilling program which is planned to commence in 2006.

11.3	Zod Mine Phase III Development

Based on our review and discussions with Management, it is estimated that the Zod Phase III development will require a capital investment of approximately $86 million and will involve moving the processing facilities from Ararat to Zod Mine and the construction of a POX plant to treat the refractory material contained in some of the orebodies.

Waste stripping has already begun for the Phase III project and total project development is expected to take 18 months. The commencement of the Phase III development is contingent on the assumed completion of the Proposed Transaction with funding for the Phase III development to be provided by Vedanta or sourcing alternative financing.

11.4	Strengths/Opportunities

The Zod Mine contains a large open pit resource, which, in spite of having a high strip ratio, has the potential of being an economically viable project, particularly in a time of high gold prices. It also has significant upside exploration potential. Sterlite Gold has in recent years, carried out considerable amount of re-evaluation work on the data contributed by earlier Russian exploration, development and production. Although these data points may not be entirely reliable, Management is of the view it has developed a good understanding of the orebodies and that the projections, based on the data available, are realistic. On the basis of past and recent history, the Phase III would be regarded as a “brown field” project (typically an expansionary project which may or may not have the existing infrastructure) than a green field” project (which typically has no production background). Sterlite Gold has done substantial work over the last few years at Zod and considers that it has developed a good understanding of the resource.

Sterlite Gold has been operating in Armenia since 1997 and is experienced in operating in the country and in dealing with the Armenian authorities. Therefore, it does not consider that it is exposed to the level of country risk that would be perceived by a new entrant to the market.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
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11.5	Challenges/Threats

11.5.1	Border Issue

There is a dispute between Azerbaijan and the Republic of Armenia as to the precise location of the border dividing the countries in the area of the Zod Mine. Azerbaijan claims that part of the border runs through the Zod property and, therefore, that it has a claim to the corresponding gold deposits.

The border dispute has given rise to some armed conflict in the past and there is a risk that this could recur in the future or that there could be adverse legal, financial or reputational repercussions for Sterlite Gold in the event that the dispute is resolved at a future date in favour of Azerbaijan.

It is the view of certain legal experts that there are practical limitations on the ability of Azerbaijan to take action that would have an adverse impact on Sterlite Gold. The Armenian Government also indicated through the Second Implementation Agreement that the Zod Mine is under its full control.

11.5.2	Environmental Risk

The new site of the proposed plant is claimed by the Ministry of Nature Protection to be within the water catchment area for Lake Sevan, which we understand is the main source of drinking water for the Republic of Armenia.

An environmental impact assessment was prepared by the Mining Metallurgical Institute based on Armenia standards and submitted to the Armenian Government. We understand that the Armenian Government rejected this original application made in 2005 for environmental approval based on Law of Sevan, which prohibits factories around the water catchment area. Environmental impact assessments have been prepared by Khlon Crippen Berger Ltd. and Sinclair Knight Merz, both international firms of engineers, based on international standards.

Based on discussions with Management, Sterlite Gold has submitted additional technical data indicating that the new site of the plant would not be in the water catchment area. Management has also submitted information in relation to an alternative site approximately 5 km away on the other side of the mountain. This provision of information to the Government is part of ongoing discussions and once the issue is resolved, Management will be required to submit a revised environmental application.

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As a result, the risk to Sterlite Gold is that the project may be delayed by a protracted environmental approval process. There is also a risk that the project economics may be adversely impacted by a requirement to locate the processing plant other than at Zod Mine if the current primary and alternative sites are ultimately refused.

11.5.3	Regulatory Risk

Sterlite Gold has had disputes with the Government of the Republic of Armenia in the past in relation to the payment of royalties. Based on representations by Management and discussions with Mr Armen Ter-Tachatyan of Ter-Tachatyan Legal Consulting CJSC (lawyer to Sterlite Gold in Armenia), the following is our understanding of the issue and the current status.

The Armenian Minister of the Environment supervises mining companies in the country who are required to make an environmental payment in accordance with the amount of reserves mined. The amount deemed to be mined is based on Soviet-era resource estimates which Sterlite Gold disputes.

The dispute in relation to the environmental payment for the 2004 year is currently being dealt with and a hearing was held on March 10, 2006 in the Armenian Court. Sterlite Gold has indicated that there are a number of other companies facing this issue. Management indicated that resulting from the hearing held on March 10, 2006, the Armenian Court rejected the Government’s order. This order was not determinative of the issue, however, the Company expects the 2004 dispute to be resolved in its favour.

The Government introduced new mining laws in 2002 which allows for concession payments to be made for the mineral rights granted to mining companies. These concession payments or royalties will be based on gold sold rather than on the current measure based on gold mined. It is the view of Management that Sterlite Gold’s Zod project will be subject to the new royalty regime in the future and, therefore, it does not expect the dispute with the Armenian Government to recur and hence to adversely impact on the Phase III development.

11.6	Selected Valuation Approach and Methodology - Zod Mine and Exploration Assets

As the Zod Mine is an operational mine, we utilized the DCF method as our primary methodology to value the mine. The DCF method is based upon the life of mine plan prepared by Management which forecasts revenues, operating expenses, capital expenditures and other cash outflows required for the operations of the mine. The cost method was

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applied to determine the upside potential of the projected resources to be mined from the exploration stage.

11.7	Life of Mine Plan - Zod Mine

11.7.1	Gold Price Assumption

The projected gold price represents a major assumption for arriving at our determination of value of the Zod Mine.

The following chart illustrates real and nominal historic gold prices over the last 35 years leading up to the Valuation Date:

The gold price has experienced a recovery since 2002 after spending a number of years from the late 1990’s trading at under $300 per oz. The steady recovery in the gold price since then is reflected in a current spot price around the $550 per oz level.

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The following table sets out the historic average gold price in nominal (money of the day) terms as well as in real (today’s money) terms by allowing for US inflation over the period of the gold price observations leading up to the Valuation Date:

	Average Gold Price in $ Over the Last
	1 Year	3 Years	5 Years	10 Years	35 Years
Nominal terms	455.4	411.3	364.5	338.2	317.0
Real terms	462.8	429.6	388.1	383.6	574.8

In summary, gold has traded at lower prices over the last ten years on average compared to longer term historical averages. This is due to a number of factors including the sale by Central Banks of their gold reserves and the low inflation environment over the last ten years which has reduced the attractiveness of gold as an inflation hedge. Gold prices have been increasing over the last three years or so, to a level closer to longer term gold price averages.

The following chart sets out the market based forward curve for the real gold price. The forward curve represents an opportunity for gold miners and other market participants to lock in gold prices for future production at high price levels compared to historic standards and also provides sophisticated investor expectations for future gold prices:

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

We have also considered PricewaterhouseCoopers’ “Metals Market Sentiment” dated December 2005 which discloses an average real gold price of $425 for longer term valuation and investment analysis purposes based on a survey of 16 gold industry analysts. Based on the above information, we have considered scenarios and sensitivity analysis where we have assumed a long term gold price in the range of $400 per oz to $500 per oz, with a midpoint of $450 per oz. We have also assumed scenarios and sensitivity analysis that allow for a 50% and 100% hedge in production at current forward rates with a long-term gold price range (beyond the period of the forward curve) of $400 per oz to $450 per oz, with a mid-point of $425 per oz, which increases the assumed average gold prices significantly.

11.7.2	Projections

The cash flow projections provided by Management, included in the DCF assessment, are based in part on data from the Micon Pre-Feasibility Study and in part on the additional drilling program conducted by Management subsequent to the Micon Pre-Feasibility Study. A summary discussion of the cash flow projections, as set out on Exhibit A, follows:

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

▪
Contribution Margin - Year 2 (2007) is projected to be the first year of income generation for the Zod Mine and year 3 (2008) is forecast to incur the first year of profitable operations (i.e. positive after tax cash flows).

▪
Capital Costs - Sterlite Gold’s latest financial model of the Zod Mine Phase III development includes capital expenditure of $80.45 million. We consider that it is possible that availability of plant and equipment may be an issue as a result of the global mining boom. In considering issues related to plant licensing and capital equipment, we have adjusted Management’s projections for a delay of six months in the timing of the project. We have also included an additional amount of capital expenditure of $5.5 million to be incurred over years 4 to 7 of the project in respect of the replacement of plant and equipment that will be required as a result of the extension of the mine life by three years. We have also increased the Ararat closure cost from $0.5 million to $1.0 million for greater consistency with international rehabilitation standards. These changes result in a revised total capital expenditure amount of $85.95 million.

▪
Operating Costs - Management assumes a waste mining cost of $0.65 per tonne (increasing to $1.15 per tonne in the latter years of the project when volumes are lower), and an ore mining cost of $1.29 per tonne throughout the life of the Phase III development. The following table sets out the assumed ore processing costs:

Cost Component	Cost ($/tonne)
Grinding and Leaching Cost:	6.48
Float Cost	1.51
Gravity Cost	0.10
Labour Cost	1.24
POX cost	1.89

▪
General and Administrative Costs - Sterlite Gold assumes general and administration expenses of $3.3 million per annum and corporate costs of $0.25 million per annum. This is Management’s best estimate on a stand alone basis. Historically, we understand management services have been provided to Sterlite Gold by Vedanta at market rates under a management agreement.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

▪
Royalties - Management assumes the applicability of the new royalty regime to the Zod Mine Phase III development. Under this regime, concession payments of 1% of gold sold are payable. An additional 0.1% royalty is payable for each 0.8% that the profit margin exceeds 25%.

▪
Taxes - Tax is assumed to be payable at the Armenian corporate tax rate of 20%. Tax depreciation is calculated on a straight line basis over five years. Carried forward tax losses are estimated to be $33.9 million as at December 31, 2005 and the undepreciated tax written down value of assets and mining properties is $13.9 million. It is also our understanding that Armenia has entered into a tax treaty with Canada effective January 1, 2006.

11.8	Selection of Discount Rate

In selecting a discount rate to apply, we reviewed available data from a variety of public sources, including selected North American and international public companies operating in the gold mining industry, which may be considered somewhat comparable to operations at the Zod Mine. There are no exact comparables as a result of differences in geography, size, reserves and resource estimates, open pit vs. deep mine underground mining, company versus asset, etc. The weighted average cost of capital (“WACC”) of public companies, which are broadly considered somewhat comparable, is summarized in Exhibit B, Schedule 1. The nominal WACC is approximately 8.0% (rounded). The companies which we considered to be the most comparable are largely North American companies and Alternative Investment Market (“AIM”) listed companies with gold operations in North America, Eastern Europe, Africa, Asia and South America. Based on our assumed inflation rate of 2.5%, the corresponding real WACC for the somewhat comparable companies is 5.0% (rounded).

We have selected a real discount rate in the range of 9% to 11% (which represents a nominal discount rate in the range of 12% to 14% based on an inflation rate of 2.5%) for the purposes of our DCF analysis, based on our consideration of the following factors, among others:

a)
The individual strengths, opportunities and challenges of the Zod Mine as set out above, particularly the border issue, environmental approval and regulatory issues and their impact on the risk profile of Sterlite Gold’s operations and the associated potential implications for the economics of the Zod Mine and hence its fair market value;

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

b)	Our assessment of Zod Mine’s historical and projected operating results including historical performance in achieving target revenues and operating costs;

c)	Our understanding of general discount rates used in valuing operating mines, based on industry standards and experience;

d)	The risks and uncertainties included in the projected cash flows including the uncertainty of the gold price over the projection period;

e)	A pre-feasibility study has been prepared;

f)	Size of resource pool at Zod, in particular the data obtained from the additional drilling program, since Management’s estimate has yet to be independently certified;

g)	General economic conditions and market rates of returns;

h)	Industry conditions;

i)	Considered nominal WACC for Sterlite Gold of 6.6% and Vedanta of 10.6%, or real WACC of 4% and 8%, respectively; and

j)
Our review of the real WACC of somewhat comparable public companies including those for companies operating in Eastern Europe, which we consider are more reflective of the Zod Mine’s operating environment, which averaged approximately 5%. We did, however, consider that some of the international companies share in similar risks to those prevailing in Armenia and in particular at Zod, and may already be imbedded in the WACC noted on Exhibit B, Schedule 1.

11.9	Value Determination and Sensitivity Analysis

The following table sets out the value (in $ millions) of the Zod Mine based on a gold price in the range of $400 per oz to $500 per oz (and it is also the price adopted by Management in the latest version of its financial model for the Zod Phase III expansion). We have performed sensitivity analysis using discount rates ranging from 8% to 12%:

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

Real Gold Price/
Real Discount Rate	$400	$450	$500
8%	10.0	41.2	71.9
9%	3.9	33.7	62.8
10%	(1.5)	26.7	54.4
11%	(6.5)	20.4	46.7
12%	(11.0)	14.7	39.7

The above table discloses the high level of sensitivity of the value of the Zod Mine to changes in the gold price with changes in the discount rate having less of an impact reflecting the leverage effect from the large capital cost early in the project and the relative short term nature of the project with a 12 year mine life.

We also performed sensitivity analysis considering the ability of Sterlite Gold to hedge its future production based on the current forward curve. For the purposes of the 50% and 100% hedge in production scenarios, as set out earlier, our sensitivity analysis is based on a long term gold price in the range of $400 to $450 per oz with a mid-point of $425 per oz beyond the period of the forward curve. We have also assumed minimal costs associated with the hedging activity.

Based on the above, we have considered sensitivity analysis assuming a 100% gold price hedge assumption. The resulting values (in $ millions) are set out in the following table:

Real Gold Price/	100% hedged - long term gold price of
Real Discount Rate	$400	$425	$450
8%	80.1	86.5	92.9
9%	71.8	77.7	83.6
10%	64.1	69.6	75.0
11%	57.1	62.1	67.1
12%	50.6	55.2	59.8

However, due to uncertainties relating to future production, we consider that hedging 100% of production would increase the risk profile of the Zod project for Sterlite Gold. Therefore, based on discussions with Management, we have also considered the value impact of hedging 50% of production with the balance of production assumed to be sold at our long term gold price assumption in the range of $400 to $450 per oz as follows (in $ millions):

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

Real Gold Price/	50% hedged - long term gold price of
Real Discount Rate	$400	$425	$450
8%	45.7	56.6	67.4
9%	38.6	48.8	59.0
10%	32.1	41.7	51.2
11%	26.1	35.1	44.2
12%	20.6	29.1	37.6

We have based our assessment of the value of the Zod project on this 50% hedging scenario based on the current forward curve with a long term gold price assumption in the range of $400 to $450 per oz and a discount rate in the range of 9% to 11%.

11.10	Events Subsequent to Valuation Date

During the period from March 10, 2006 to May 8, 2006 gold prices (spot and forward) increased substantially. Based on our research, this increase in gold prices has not yet led to a change in the view for gold prices for longer term valuation and investment analysis purposes. We have updated our analysis for the change in gold prices to May 8, 2006 (the “Subsequent Event”) assuming all other factors remain unchanged.

The following table sets out the updated values based on a 50% hedging of production allowing for gold spot and forward prices as at May 5, 2006.

Real Gold Price/	50% hedged - long term gold price of
Real Discount Rate	$400	$425	$450
8%	70.8	81.5	92.2
9%	62.8	72.9	82.9
10%	55.5	64.9	74.3
11%	48.8	57.6	66.5
12%	42.5	50.9	59.2

However, we consider that the increase in the forward prices represents a significant increase in the value of the hedge exposure implied by this gold price assumption which may not be appropriate for a project at this stage of its development. Therefore, we have reduced the proportion of the production assumed to be hedged to 40% on the basis that this reflects a similar value of hedged production (in gross sales dollars) to that implied by the 50%

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

hedging scenario as at March 10, 2006, and which we consider to be a more reasonable approach having regard to the pre-feasibility nature of the project. The resulting values for the updated gold prices as at May 8, 2006 and 40% of production hedged are set out in the following table.

Real Gold Price/	40% hedged - long term gold price of
Real Discount Rate	$400	$425	$450
8%	59.0	70.6	82.2
9%	51.4	62.4	73.3
10%	44.4	54.8	65.1
11%	38.0	47.8	57.5
12%	32.2	41.4	50.6

This implied increase in value of Sterlite Gold between March 10, 2006 and May 8, 2006 appears reasonable in the context of the change in the price of shares of companies in the gold mining sector (both production and exploration) over the intervening period.

Further, the change in value between the 50% and 40% hedging scenarios at May 8, 2006, is equivalent to the impact of increasing the discount rate by between 1% and 2% which does not appear unreasonable having regard to the risk associated with the hedging of 50% of production at current gold prices.

Therefore, we have based our assessment of the value of the Zod project on this 40% hedging scenario based on the current forward curve with a long term gold price assumption in the range of $400 to $450 per oz and a discount rate in the range of 9% to 11% to result in a value in the range of $51.4 million and $57.5 million.

It should also be noted that for reasons of consistency we have also applied the updated exchange rate of US$1.00: Cdn $1.107 as at May 8, 2006 in determining the Sterlite Gold share price consistent with this value for the Zod Mine in section 16.

12.	Zod Mine - Exploration Project

Sterlite Gold’s near-term exploration targets at Zod Mine are focused on the Central Block and the Western Block of the property.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

Given speculation and the uncertain nature of other exploration rights (in other blocks), we have not placed any value on those other than in the Central and Western Blocks.

In placing a value on the exploration assets, we have considered the required exploration expenditure as a benchmark for the value of the project (net of that exploration expenditure) which can be adjusted upwards or downwards to reflect the individual characteristics of the exploration asset being considered.

12.1	Central Block

Sterlite Gold has estimated a total resource containing 145 tonnes of gold. Drilling from surface and underground is underway. Management’s budget for this exploration from 2005 to 2007 is between $3.5 million and $4.5 million. This appears to be consistent with the result of the 10,000 metre exploration program in 2005. On this basis, the exploration budget represents a unit cost of exploration of between $47,000 per tonne and $60,000 per tonne ($1.39/oz and $1.79/oz) of Sterlite Gold resources.

Given the nature of the ore body, this near-term drilling in terms of grade is not expected by Management to be significantly different from the established resources.

On the assumption that the resources in Central Block are viable, we have placed a value on the potential resource equal to the cost of future exploration i.e. between $3.5 million and $4.5 million. No value has been given to any previous exploration work.

12.2	Western Block

Sterlite Gold estimates that the resources of the Western Block could contain a total 56 tonnes of gold. Using the unit costs of exploration established by Management in Central Block, this would suggest that expenditure on this potential target of between $2.6 and $3.4 million would be justified. This is supported by an unapproved budget prepared by the site geologist of $2.0 million. However given that no budget for this exploration program has been approved, no timing has been set for the work to begin, and the impact of these potential resources may only be realized many years in the future (after the current expected life of the Zod Mine), we consider a discounted value of $20,000/tonne gold (approximately $0.64/oz) be assigned to these potential resources for a total of $1.1 million. No credit has been given for past expenditures.

As with the Central Block, these resources will only have a value if Phase III is shown to be economical.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

12.3	Value Determination

Based on the above, the value as at the Valuation Date of the exploration potential at Zod Mine has been determined to be in the range of $4.6 million to $5.6 million (rounded).

13.	Zod Mine - Value Conclusion

The estimated value of the Zod project is in the range of $56.0 million to $63.1 million as noted below.

	Fair Market Value ($MM)
	Low	High

Zod Mine	51.4	57.5
Exploration Potential	4.6	5.6

Total	56.0	63.1

13.1	Implied $/oz Multiple - Market Transaction Approach

Based on a measured and indicated resource of 17.0 Mt of ore with a grade of 3.9 g/tonne, a project value for Zod Mine in the range of $56.0 million to $63.1 million represents a value per oz in the range of $24.2 per oz to $27.3 per oz.

13.2	Review of Transaction Multiples as at the Valuation Date

We have considered these implied resource multiples to that implied from transactions which have taken place in the mining industry over recent years preceding the Valuation Date. We note that transaction information typically reflects market transactions for the acquisition of majority interests. Prices paid in acquisitions may also reflect the purchaser’s ability to achieve “synergies” through the acquisition and other special purchaser considerations that are unique to each acquirer that may result in a take over premium included in the price paid.

Set out in Exhibit C is a summary of corporate transactions for somewhat comparable mining companies (exploration projects and operational mines). The price / proven & probable, measured &, indicated resource multiples for corporate transactions ranged from $43/oz to $234/oz with an average of $122/oz. The price / proven & probable, measured, indicated & inferred resource multiples for corporate transactions sales ranged from $42/oz

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

to $154/oz, with an average of $85/oz. It is not unusual to expect higher market transaction multiples compared to the implied per oz value of the Zod Mine for the reasons described below.

The transactions noted are in various geographical locations and comprise both open-pit and underground type mines. None of the transactions noted, however, were considered closely comparable operations to that of the Zod Mine. We note that some companies do not disclose JORC (Australasian Joint Ore Reserves Committee) compliant reserve and resource balances, which could artificially inflate the $/oz multiple derived for such transactions. In addition, producing assets where realization of value from gold production is more certain and more near-term will reflect in a higher value than assets which are still to be developed. Finally, the high strip ratio associated with the Zod project for an average grade along with the individual risk characteristics of the project as reflected in the discount rate is also in accordance with a resource multiple lower than that observed in market transactions. Accordingly, we have placed limited reliance on the market transactions.

13.3	Review of Comparable Trading Companies as at the Valuation Date

We have also considered these implied resource multiples to that implied from the market capitalisation of comparable companies in the mining industry as at the Valuation Date.

Set out in Exhibit D is a summary of market capitalisation and enterprise value for somewhat comparable mining assets (exploration projects and operational mines). The selected companies were considered to be more comparable to the Zod Mine as they were only gold operations, most in the exploration and development stages.

The enterprise value/measured and indicated resource multiples range from $28.7/oz to $106.2/oz, with an average (excluding high and low) of $58.6/oz. The enterprise value/measured, indicated & inferred resource multiples range from $16.5/oz to $65.2/oz, with an average (excluding high and low) of $37.0/oz. The comparable companies noted are in various geographical locations, comprise both open-pit and underground type mines, have varying level of ore, and represent minority lots.

None of the comparables noted, however, were considered to have closely comparable operations to that of the Zod Mine. Again, our comments above in relation to disclosure by comparable companies of JORC compliant resources, the stage of development of projects in the comparator group relative to the Zod project as well as the individual characteristics of the Zod project including the strip ratio, grade and risk factors will all be reflected in the

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

difference between our valuation assessment for Sterlite Gold and the multiples based on comparable data. Accordingly, we have placed limited reliance on the trading companies.

14.	Financial Assets and Liabilities

The financial assets and liabilities presented below were valued at book value except as described:

a)
Net Working Capital - The following working capital balances were valued at book value for the purposes of our valuation. In the normal course of operations, working capital is implicit in the value of a mining Company’s’ projects on the basis that working capital is required for the ongoing operations of the business and hence its value will not be fully realised until operations cease and the working capital is released. However, in the case of Sterlite Gold, apart from waste stripping, the other gold operations including ore processing and mining are currently suspended pending the commencement of the Phase III development and the mine plan includes all required working capital investments. On this basis, we have recognised the value of the working capital balances in our valuation of the Company.

$000’s
Receivables	1,275
Gold and ore inventory	1,371
Mining supplies	1,909

Accounts payable and accrued liabilities	(3,768)

Net Working Capital	787

b)
Investment in and Receivable from StrataGold Corporation - Sterlite Gold sold Dublin Gulch and Clear Creek, its two Canadian properties, to StrataGold Corporation (“StrataGold”) in December 2004 for a consideration of $8,359,467. Sterlite Gold received $3 million in cash and 5 million StrataGold shares valued at $2,359,467 at the time of the transaction with the balance of $3 million to be received by December 2007 in either StrataGold shares or cash, the payment method to be the option of StrataGold. The investment in StrataGold shares and

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

the receivable from StrataGold is shown in the Sterlite Gold December 31, 2005 financial statements at $5,359,467.

We have valued the combined investment and receivable in the range of $3.7 million to $4.7 million based on the current StrataGold share price of Cdn$0.90 (as at March 9, 2006) and a discount for lack of marketability in the range of 35% to 50% for the interest held by Sterlite Gold in StrataGold shares having regard to the liquidity in the stock, the exploratory nature of the operations of StrataGold, and the significantly long required hold period (>40 months) of the investment given the size of Sterlite Gold’s shareholding relative to the average monthly trading volume.

We have also applied a discount for lack of marketability in the same range to the receivable of $3 million to reflect the option to StrataGold of settling the receivable in StrataGold shares rather than cash as at the Valuation Date. Accrued interest on the note is at Libor plus 2%, or 6.7% per Management. The calculation is noted below:

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

	$000’s
	Low	High
Investment in StrataGold:
StrataGold shares held	5,000	5,000
Share price (at March 9, 2006) - Cdn $	$0.90	$0.90
Value of Shares (Cdn $)	4,500	4,500
Liquidity discount	50%	35%
Discounted value of Shares (Cdn $)	2,250	2,925
FMV of investment (US$)	1,941	2,523

Receivable from StrataGold:
Note receivable (face value)	3,000	3,000
Discount	50%	35%
Discounted receivable	1,500	1,950
Accrued interest - 2005 (at 6.7%)	205	205
Market value of note receivable	1,705	2,155

FMV of investment in and receivable from StrataGold (rounded)	3,650	4,680

c)	Net Debt - The financial statements disclose the following net debt which is used to fund the business which has also been reflected in our valuation at book value.

$000’s
Cash	(50)
Bank loan	2,678
Related party bank debt	671
Current term portion of equipment loans	422

Net Debt	3,721

d)	The value of the mining properties and plant & equipment is reflected in the Zod Mine values. There are no other redundant assets or liabilities.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

15.	Meghradzor Mine

Based on representations made to us by Management, we understand that the operations at Meghradzor operate on a break-even basis and continue to be operated by Sterlite Gold for social/political reasons rather than on a commercial basis. While Meghradzor may have some exploration potential, Sterlite Gold has prioritized the Zod Mine operations and the planned Phased III development. The Government of the Republic of Armenia has granted some exploration licenses in the Meghradzor areas to third parties. Sterlite maintains that it has a claim over the areas which are the subject of these third party licenses. However, Sterlite Gold has not pursued these claims to date.

Sterlite Gold received an offer dated September 1, 2005 from Global Gold Corporation (“Global Gold”) which included an offer of $500,000 for Sterlite Gold’s Meghradzor mine. We understand the offer was rejected as being too low. Given the lack of alternative available data regarding the potential value of Meghradzor mine, the lack of exploration work carried out on the asset to date which at this point represents a relatively small scale mining development, the risks and uncertainties associated with the mine, and the materiality of this interest, we have based our determination of value of Meghradzor at the Valuation Date on the 2005 Global Gold offer amount of $500,000.

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

16.	Conclusion

The following table sets out the summary of the valuation of the components of Sterlite Gold:

	$MM
Valuation Summary	Low	High

Operations
Zod Mine	51.4	57.5
Zod Exploration	4.6	5.6
Meghradzor Mine	0.5	0.5

Financial Assets and Liabilities
Working Capital Balances	0.8	0.8
Investment in and Receivable from StrataGold	3.6	4.7
Net Debt	(3.7)	(3.7)

Equity Value	57.2	65.4
Equity Value (Cdn $)	63.3	72.4

Shares issued (million)	265.3	265.3

Value per share (Canadian cents)	23.9	27.3
Say	24.0	27.5

Based on the restrictions and qualifications, the scope of our review, and the assumptions set out herein, we estimate that the fair market value of the Company, as at the Valuation Date, to be in the range of $57.0 million to $65.5 million (Cdn $63.5 million to Cdn $72.5 million equivalent to Cdn 24.0 cents to Cdn 27.5 cents per share).

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The Special Committee of the Board of Directors of Sterlite Gold Ltd.
May 8, 2006

This valuation range represents a significant premium to the one, three and six month volume weighted average prices for Sterlite Gold shares of 12 cents, 10 cents and 9 cents, respectively. We do not consider this result to be unreasonable having regard to our earlier comments regarding the lack of market liquidity and of promotion of Sterlite stock.

Yours truly,

Helen Mallovy Hicks / Ken Goodwin / Sandra Berbari / Paul Hennessy
Valuation & Strategy Advisory

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Exhibit A

STERLITE GOLD LTD.
ZOD PHASE III PROJECTED CASH FLOWS - SUMMARY

	Unit		Total	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12
Contribution Margin	$	,000	647,182	—	40,347	56,236	64,615	81,511	62,767	62,172	57,665	50,090	67,769	78,387	25,621

Operating Costs
Waste mining cost	$	,000	(165,690)	(15,000)	(24,710)	(24,713)	(23,415)	(20,815)	(19,515)	(13,015)	(7,165)	(8,077)	(4,627)	(3,477)	(1,161)
Ore mining cost	$	,000	(14,948)	—	(1,035)	(1,294)	(1,501)	(1,501)	(1,501)	(1,501)	(1,501)	(1,501)	(1,501)	(1,501)	(608)
Milling	$	,000	(117,637)	—	(8,642)	(10,885)	(11,324)	(11,788)	(12,265)	(12,339)	(10,845)	(11,122)	(11,697)	(12,010)	(4,720)
G&A	$	,000	(39,600)	(3,300)	(3,300)	(3,300)	(3,300)	(3,300)	(3,300)	(3,300)	(3,300)	(3,300)	(3,300)	(3,300)	(3,300)
Corporate overheads	$	,000	(3,000)	(250)	(250)	(250)	(250)	(250)	(250)	(250)	(250)	(250)	(250)	(250)	(250)

Total operating costs	$	,000	(340,875)	(18,550)	(37,937)	(40,442)	(39,791)	(37,654)	(36,832)	(30,406)	(23,061)	(24,250)	(21,375)	(20,538)	(10,039)

Capital expenditure	$	,000	(85,950)	(68,975)	(5,975)	—	(2,250)	(2,250)	(2,250)	—	—	—	—	(2,000)	—

Working capital increase	$	,000	—	(928)	(969)	(125)	33	107	41	321	367	(59)	144	42	1,027

Pre-tax cash flow	$	,000	220,357	(88,453)	(4,534)	15,669	22,607	41,714	23,726	29,837	34,971	25,781	46,538	57,891	14,609

Tax	$	,000	(34,515)	—	—	—	—	—	—	—	(6,322)	(4,898)	(9,099)	(11,480)	(2,716)

Post-tax cash flow	$	,000	185,842	(88,453)	(4,534)	15,669	22,607	41,714	23,726	29,837	28,650	20,883	37,439	46,411	11,893

Note:  The tax calculations allow for opening carried forward tax losses of $33.9 million and tax written down value of $13 million are assumed.

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

 Exhibit B
Schedule 1

STERLITE GOLD LTD.
WEIGHTED AVERAGE COST OF CAPITAL ANALYSIS
(in millions, except for share price)

		(11)		(1)	(1)	(2)				(3)	(4)	(5)	(6)	(7)	(8)	(9)
Company	Quarter Currency	Headquarter	Ending	Total Debt (d)	Shares Outstanding	Share Price	FMV Equity (e)	Debt as a % of Tot Cap (d/d+e)	Equity as a % of Tot Cap (e/d+e)	Beta (B)	Risk Free Rate (Rf)	Risk Premium (Rm-Rf)	Cost of Equity (Re)	Cost of Debt (Rd)	Tax Rate (T)	WACC (Rc)
North American Companies
Sterlite Gold Ltd	USD	Canada	09/05 Q3	3.07	265.29	0.09	25	10.9%	89.1%	0.50	4.22%	5.50%	6.97%	5.29%	35.00%	6.58%

Agnico-Eagle Mines Ltd	USD	Canada	09/05 Q3	142.03	97.84	24.39	2,386	5.6%	94.4%	0.57	4.22%	5.50%	7.35%	5.29%	35.00%	7.13%
Barrick Gold Corp	USD	Canada	09/05 Q3	1,763.00	842.18	25.73	21,668	7.5%	92.5%	0.66	4.22%	5.50%	7.85%	5.29%	35.00%	7.51%
Bema Gold Corp.	USD	Canada	01/06 Q1	310.74	455.39	4.14	1,883	14.2%	85.8%	0.32	4.22%	5.50%	5.98%	5.29%	35.00%	5.62%
Cambior Inc	USD	Canada	09/05 Q3	68.10	274.60	2.97	816	7.7%	92.3%	0.61	4.22%	5.50%	7.57%	5.29%	35.00%	7.25%
Eldorado Gold Corp	USD	Canada	09/05 Q3	52.75	302.58	4.14	1,251	4.0%	96.0%	0.77	4.22%	5.50%	8.45%	5.29%	35.00%	8.25%
European Goldfields Limited	USD	Canada	02/06 Q1	—	112.66	2.84	320	0.0%	100.0%	0.49	4.22%	5.50%	6.91%	5.29%	35.00%	6.91%
First Quantum Minerals Limited	USD	Canada	02/06 Q1	205.47	61.67	31.50	1,943	9.6%	90.4%	0.98	4.22%	5.50%	9.61%	5.29%	35.00%	9.02%
Glamis Gold Ltd	USD	Canada	09/05 Q3	80.00	131.92	26.17	3,452	2.3%	97.7%	0.64	4.22%	5.50%	7.74%	5.29%	35.00%	7.64%
Goldcorp Inc	USD	Canada	09/05 Q3	—	339.64	25.63	8,706	0.0%	100.0%	0.55	4.22%	5.50%	7.24%	5.29%	35.00%	7.24%
Golden Star Resources Ltd	USD	Canada	09/05 Q3	62.86	206.54	2.97	614	9.3%	90.7%	1.12	4.22%	5.50%	10.38%	5.29%	35.00%	9.73%
Greystar Resources Ltd.	USD	Canada	09/05 Q3	2.24	37.67	7.62	287	0.8%	99.2%	0.68	4.22%	5.50%	7.96%	5.29%	35.00%	7.92%
High River Gold Mines Ltd	CAD	Canada	09/05 Q3	54.95	218.03	2.13	464	10.6%	89.4%	0.49	4.22%	5.50%	6.91%	5.29%	35.00%	6.54%
Iamgold Corp	USD	Canada	09/05 Q3	9.05	147.65	8.21	1,212	0.7%	99.3%	0.74	4.22%	5.50%	8.29%	5.29%	35.00%	8.25%
Kinross Gold Corp	USD	Canada	09/05 Q3	160.10	345.42	9.01	3,113	4.9%	95.1%	0.35	4.22%	5.50%	6.14%	5.29%	35.00%	6.01%
Meridian Gold Inc	USD	Canada	12/05 Q4	—	100.23	24.34	2,440	0.0%	100.0%	0.72	4.22%	5.50%	8.18%	5.29%	35.00%	8.18%
Newmont Mining Corp	USD	USA	09/05 Q3	2,007.00	478.53	47.79	22,869	8.1%	91.9%	0.33	4.72%	5.50%	6.54%	5.92%	40.00%	6.30%
Northgate Minerals Corp	USD	Canada	09/05 Q3	40.96	213.98	2.18	466	8.1%	91.9%	0.95	4.22%	5.50%	9.44%	5.29%	35.00%	8.96%
Queenstake Resources Ltd	USD	Canada	09/05 Q3	3.54	550.02	0.28	154	2.2%	97.8%	0.75	4.22%	5.50%	8.34%	5.29%	35.00%	8.23%
Placer Dome Inc	USD	Canada	09/05 Q3	1,296.00	437.88	22.02	9,642	11.8%	88.2%	0.62	4.22%	5.50%	7.63%	5.29%	35.00%	7.13%
RIO Narcea Gold Mines Ltd	USD	Canada	09/05 Q3	39.75	159.74	1.83	292	12.0%	88.0%	0.70	4.22%	5.50%	8.07%	5.29%	35.00%	7.51%
Uruguay Mineral Exploration	USD	Canada	02/06 Q1	—	46.77	4.57	214	0.0%	100.0%	0.76	4.22%	5.50%	8.40%	5.29%	35.00%	8.40%
Yamana Gold Inc	USD	Canada	09/05 Q3	104.12	191.34	8.57	1,640	6.0%	94.0%	2.87	4.22%	5.50%	20.00%	5.29%	35.00%	19.01%

														Mean [10]		7.65%

														Rounded		8.00%

														Real Mean *		5.03%

International Companies
African Eagle Resources Plc	GBP	UK	09/05 Q3	—	103.84	0.18	19	0.0%	100.0%	0.25	4.22%	5.50%	5.60%	3.84%	30.00%	5.60%
Avocet Mining Plc	GBP	UK	09/05 Q3	0.59	103.60	1.39	144	0.4%	99.6%	0.41	4.22%	5.50%	6.48%	3.84%	30.00%	6.46%
Ballarat Goldfields NL	AUD	Australia	02/06 Q1	6.29	1,164.23	0.43	501	1.2%	98.8%	0.59	5.25%	5.50%	8.49%	4.50%	30.00%	8.43%
Celtic Resources Holdings Plc	GBP	UK	09/05 Q3	—	41.89	2.11	88	0.0%	100.0%	2.43	4.22%	5.50%	17.59%	3.84%	30.00%	17.59%
Centamin Egypt Limited	AUD	Australia	03/06 Q1	—	502.85	0.69	344	0.0%	100.0%	0.85	5.25%	5.50%	9.92%	4.50%	30.00%	9.92%
Eureka Mining Plc	GBP	UK	11/05 Q4	—	25.27	1.17	30	0.0%	100.0%	0.68	4.22%	5.50%	7.96%	3.84%	30.00%	7.96%
Galahad Gold Plc	GBP	UK	10/05 Q4	2.00	701.96	0.10	72	2.7%	97.3%	0.59	4.22%	5.50%	7.47%	3.84%	30.00%	7.34%
Highland Gold Mining Limited	GBP	UK	09/05 Q3	35.64	158.77	2.37	376	8.7%	91.3%	0.63	4.22%	5.50%	7.69%	3.84%	30.00%	7.25%
Mwana Africa Plc	GBP	UK	12/05 Q4	—	178.22	0.47	84	0.0%	100.0%	0.97	4.22%	5.50%	9.56%	3.84%	30.00%	9.56%
Oxus Gold Plc	GBP	UK	09/05 Q3	—	287.04	0.68	194	0.0%	100.0%	0.92	4.22%	5.50%	9.28%	3.84%	30.00%	9.28%
Peter Hambro Mining Plc	GBP	UK	09/05 Q3	2.18	78.60	12.51	983	0.2%	99.8%	0.61	4.22%	5.50%	7.58%	3.84%	30.00%	7.56%
Trans Siberian Gold Plc	GBP	UK	09/05 Q3	—	41.06	1.04	43	0.0%	100.0%	0.38	4.22%	5.50%	6.31%	3.84%	30.00%	6.31%
Triple Plate Junction Plc	GBP	UK	05/05 Q2	—	94.41	0.23	22	0.0%	100.0%	0.23	4.22%	5.50%	5.49%	3.84%	30.00%	5.49%
Vedanta Resources Ltd.	USD	UK	09/05 Q3	1,872.20	286.00	17.91	5,123	26.8%	73.2%	1.63	4.22%	5.50%	13.19%	5.22%	30.00%	10.63%
Mean [10]	8.02%

Rounded	8.00%

Real Mean *	5.39%

Notes:
1.	Debt and shares outstanding obtained from Bloomberg.
2.	Price per share is as of March 9, 2006 or the latest available share price.
3.	Latest five-year historical adjusted betas from Bloomberg were used.
4.	Government of Canada and US Government 10 Year Bond Yields - March 9, 2006.	Overall Results
5.	Consensus estimate.
6.	Cost of Equity: Re = Rf + B(Rm-Rf)+Rs.	Mean [10]	8.01%
7.	Canada Corporate and US Industrial 10 Year BBB Bond Yields - March 9, 2006.
8.	Effective tax rates of 30%, 30%, 35.0% and 40.0% assumed for Australia, the United Kingdom, Canada and the United States respectively.	Rounded	8.00%
9.	Weighted average cost of capital: Rc = Re(e/d+e) + Rd(d/d+e)(1-T).
10.	Mean is the arithmetic average, calculated as the sum of a list of numbers, divided by the total number of numbers in the list. The "mean (excluding high and low)" is the arithmetic mean, excluding the highest and lowest value in the list of numbers. If the list of numbers is less than 4, the median is used.	Real Mean *	5.37%
11.	Refer to Exhibit B, Schedule 2 for a description of the operations and locations of the undelrying mine assets.	* - Based on 2.5% long term inflation assumption

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

STERLITE GOLD LTD.	Exhibit B
GOLD MINING INDUSTRY SOMEWHAT COMPARABLE PUBLIC COMPANIES - DESCRIPTIONS	Schedule 2

Company	Description

Sterlite Gold Ltd
Sterlite Gold Ltd., formerly First Dynasty Mines Ltd., is a Canadian company whose strategy is to discover, acquire, develop and operate gold mines in Asia and the former Soviet Union. Refer to body of report.

Agnico-Eagle Mines Ltd
Agnico-Eagle Mines Limited (AEM) is a Canadian gold producer with mining operations located in northwestern Quebec and exploration and development activities in Canada and the western United States. Since its formation, AEM has produced over three million ounces of gold. During the year ended December 31, 2003, the Company produced approximately 236,653 ounces. The Company's principal operating divisions are the LaRonde Division and the Exploration Division.

Barrick Gold Corp
Barrick Gold Corporation (Barrick) is a gold mining company with operating mines or development projects in Canada, the United States, Australia, Peru, Chile, Argentina and Tanzania. Barrick's principal regions are North America, Australia/Africa and South America. For reporting purposes, Barrick has identified Goldstrike, Round Mountain, Eskay Creek, Kalgoorlie, Pierina and Bulyanhulu as material operating properties, and Lagunas Norte, Veladero and Pascua-Lama as material development projects. In connection with Barrick's plan to develop a business unit in Russia and Central Asia, the Company acquired a 10% equity interest in Highland Gold Mining Ltd. (Highland) in October 2003.

Cambior Inc
Cambior Inc. is involved in mining and exploring for gold and other metals and minerals from deposits and properties located in the Americas. The Company's activities are the exploration for and delineation of mineral deposits; development and pre-production of deposits; construction of facilities required for mining; underground and open pit mining; and drying, milling and concentrating to produce a commercial product, and marketing of minerals, metals and concentrates. As of December 31, 2004, it held rights or interests in three producing mines outside of Canada, the Rosebel mine in Suriname; the Omai gold mine in Guyana, and the Omai bauxite mine in Guyana. Cambior also owns the Camp Caiman gold project located in French Guiana. The Company owns 100% of the Doyon mine in Northwestern Quebec, Canada; the Mouska mine which is adjacent to Doyon property, and the Niobec mine in Simard Township, QuTbec, Canada. It owns 50% of the Sleeping Giant property in north of Amos, Quebec, Canada.

Eldorado Gold Corp
Eldorado Gold Corporation (Eldorado) is engaged in the mining and processing of gold ore. The Company is also involved in the exploration for and the acquisition and development of gold-bearing mineral properties. Eldorado's business is focused in Brazil and Turkey. The Company's gold production is derived from the Spo Bento Mine located near Belo Horizonte, Minas Gerais, Brazil. The Company owns 100% of the Spo Bento mine through its various subsidiaries, including its wholly owned Sao Bento Mineracao S.A. All of Eldorado's development projects are located in western Turkey.

European Goldfields Limited
European Goldfields Limited acquires, explores and develops mineral properties in Central Europe, principally in Romania. The Company is exploring for precious metals on its properties located in Certej, Zlatna, Bolcana and Baita-Cracinnesti, Romania.

First Quantum Minerals Limited
First Quantum Minerals Ltd. mines, develops and explores precious and base metal properties in Africa. The Company's properties are located in Guinea, Niger, Democratic Republic of Congo, Tanzia, Zambia, Zimbabwe and Botswana. Its main resources are of Gold and Copper.

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

STERLITE GOLD LTD.	Exhibit B
GOLD MINING INDUSTRY SOMEWHAT COMPARABLE PUBLIC COMPANIES - DESCRIPTIONS	Schedule 2

Company	Description

Glamis Gold Ltd
Glamis Gold Ltd. is engaged in exploration, mine development, and the mining and extraction of precious metals, primarily gold. In 2004, the Company produced gold primarily from the Marigold Mine, located in Nevada and the San Martin Mine, located in Honduras. The Rand Mine, located in California, continued to recover gold during reclamation. During the fourth quarter of 2004 the Company completed construction of the El Sauzal Mine in Mexico, and began commercial production. The Company has other properties under development. In addition to the Marlin Project in Guatemala, the Company holds a 100% interest in the Cerro Blanco Project in Guatemala and a property located in Imperial County, California. The Company was originally incorporated under the name Renniks Resources Ltd. (N.P.L.).

Goldcorp Inc
Goldcorp Inc. (Goldcorp) is a North American-based gold producer engaged in exploration, extraction and processing of gold. The Company's primary asset is its Red Lake Mine, a gold mine in Canada. It's other operations include the Wharf Mine, a gold mine located in the Black Hills of South Dakota, United States of America; Saskatchewan Minerals, an industrial minerals operation in Saskatchewan, Canada; Luismin, which owns and operates three gold and silver mines, and holds exploration projects throughout Mexico; Peak Gold mine, a gold mining operation located in the Cobar Gold Field of Central West New South Wales, Australia; Alumbrera, a gold and copper operations located in north western Argentina; the Los Filos Gold Project, a development project in southern Mexico, and the Amapari Gold Project, is located in Amapa State, Brazil, is in construction.

Golden Star Resources Ltd
Golden Star Resources Ltd. (Golden Star) is a Canadian international gold mining and exploration company producing gold in Ghana, West Africa. Through its subsidiaries and joint ventures, the Company owns a controlling interest in three significant gold properties in southern Ghana in West Africa: the Bogoso/Prestea property (Bogoso/Prestea), the Wassa property (Wassa) and the Prestea Underground property (Prestea Underground). Bogoso and Prestea are adjoining mining concessions, operating as a single operation and referred to as Bogoso/Prestea. Bogoso/Prestea and the Prestea Underground are owned by the Company's 90%-owned subsidiary, Bogoso Gold Limited (BGL). During the year ended December 31, 2004, Golden Star sold 147,875 ounces of gold from Bogoso/Prestea.

Greystar Resources Limited	Greystar Resource Ltd. acquires, explores and develops mineral properties. The Company's primary property is the Angostura Gold-Silver project, under development in Colombia.
High River Gold Mines Ltd
High River Gold Mines Ltd. (HRG) is a mining company focused on gold, with operations in Russia, West Africa and Canada. The Company's principal assets are two producing underground gold mines located in the Republic of Buryatia, Russia, known as the Zun Holba Mine and the Irokinda Mine. HRG also holds a 50% interest in the New Britannia underground mine in Manitoba, Canada. At December 31, 2004, the Company's share of gold production from its operating properties totaled 107,644 ounces. The underground mines of Buryatzoloto accounted for 78% of the production, the New Britannia mine accounted for 22%. The New Britannia mine was placed on care and maintenance in January 2005. HRG is also developing, with a view to production, two projects, known as the Taparko-Bouroum Property in Burkina Faso, West Africa, and the Beretzitovy Property in the Amur Region, Russia. The Taparko-Bouroum project is expected to produce an average of 90,000 ounces annually, at a cash cost of US $204, with production expected to start in early 2006. The 99%-owned Berezitovy gold project is an open pit operation with a 9 year mine life and expected average annual production of 100,000 ounces at a total cash cost of approximatelyb US $192 starting in the first half of 2006. In addition, the Company holds a number of exploration licenses in Burkina Faso and Russia.

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

STERLITE GOLD LTD.	Exhibit B
GOLD MINING INDUSTRY SOMEWHAT COMPARABLE PUBLIC COMPANIES - DESCRIPTIONS	Schedule 2

Company	Description

Iamgold Corp
IAMGold Corporation is engaged primarily in the exploration for, and the development and production of, mineral resource properties throughout the world. Through its holdings, the Company has interests in operations and royalty interests on various activities that produce gold and diamonds. Its principal holdings include an indirect 38% interest in La SociTtT d'Exploitation des Mines d'Or de Sadiola South America, an indirect 50% interest in Sadiola Exploration Limited, an indirect 18.9% interest in Gold Fields Ghana Limited and an indirect 18.9% interest in Abosso Goldfields Limited. The Company also holds a 1%-royalty on the Diavik diamond property located in the Northwest Territories, Canada and a 0.72%-net smelter return royalty on the Williams mine located in Ontario, Canada. IAMGold also has a portfolio of other royalty interests on mineral properties located in the Americas and Africa, and it has exploration properties in West Africa and South America.

Kinross Gold Corp
Kinross Gold Corporation (Kinross) is a Canadian company engaged in gold mining and related activities, including exploration and acquisition of gold bearing properties, extraction, processing and reclamation. The Company's gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, Chile and Australia. Gold, Kinross' primary product, is produced in the form of dore, which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver as a by-product of gold mining activities. On December 31, 2004, the Company completed the purchase of the remaining 51% of Rio Paracatu Mineracao S.A.(RPM), in which it had a 49% interest. RPM owns the Paracatu mine located next to the city of Paracatu, Brazil, 200 kilometers southeast of Brasilia. As of December 31, 2004, Kinross owned 100% of the property and was the operator.

Meridian Gold Inc
Meridian Gold Inc. is a mid-tier gold producer with mining operations in Chile, and a pipeline of exploration projects throughout the Americas. Projects include El Penon, its 100%-owned gold/silver mine located in the Atacama Desert of northern Chile, of which 300,000 ounces of gold is expected to be produced in 2005 at a cash cost of $50 per ounce, and the Rossi property, which is located on the Carlin Trend in Nevada. The Company deployed three surface drill-rigs onsite at El Penon to evaluate the new Providencia, Dorada and Fortuna structures. Meridian Gold has allocated $20 million towards further exploration of these structures and to other exploration sites. In 2005, the Company acquired 100% of the Fortuna structure from Gold Field Chile's interest in the Angelina joint venture. Meridian Gold has exploration projects in Nevada, Mexico, Nicaragua, Peru, Chile and Argentina.

Newmont Mining Corp
Newmont Mining Corporation (Newmont) is a gold producer with assets or operations in the United States, Australia, Peru, Indonesia, Canada, Uzbekistan, Bolivia, New Zealand, Ghana and Mexico. During the year ended December 31, 2004 (2004), Newmont had proven and probable gold reserves of 92.4 million equity ounces and an aggregate land position of approximately 51,500-square miles (133,500 square kilometers). Newmont predominantly operates in a single industry, namely exploration for and production of gold and copper. Newmont's major operations are in North America, South America, Indonesia and Australia/New Zealand. Newmont also has two significant development projects in Ghana, West Africa. Newmont also has a Merchant Banking Segment and an Exploration Segment.

Northgate Minerals Corp
Northgate Minerals Corporation (Northgate), formerly known as Northgate Exploration Limited, is a gold and copper mining company focused on operations and opportunities in North and South America. The Company's principal asset is its 100% interest in the Kemess South open pit mine and its associated infrastructure and mineral rights (Kemess South) located in north-central British Columbia, Canada. The mineral rights cover an area of 35,312 hectares and are held as three mining leases. Northgate is focusing its exploration activities within the area surrounding the Kemess South mine, on the Nugget Zone and the Bear claims to the south of the Kemess South mine. The Company has also signed joint venture agreements with Rimfire Minerals Corporation, Doublestar Resources Limited and StrataGold Corporation for exploration and development of properties in British Columbia and Yukon Territory, Canada.

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

STERLITE GOLD LTD.	Exhibit B
GOLD MINING INDUSTRY SOMEWHAT COMPARABLE PUBLIC COMPANIES - DESCRIPTIONS	Schedule 2

Company	Description

Queenstake Resources Ltd
Queenstake Resources Ltd. is engaged in the mining, processing, production and sale of gold, as well as development and exploration. The Company's principal asset and only source of gold production is its wholly owned Jerritt Canyon gold mine located in Elko County, Nevada within the Independence Mountain Range. Jerritt Canyon is an operating gold complex with four producing underground mines, the Murray, SSX, Steer and Smith mines, and a 1.5 million ton per year capacity processing plant. The property covers an area of approximately 100 square miles, containing a total of 2,975 owned and leased mineral claims, 12,433 acres of fee surface lands, 1,011 acres of patented mineral claims and 10,671 acres of leased fee land with mineral rights. During the year ended December 31, 2004, the Company mined over 1.1 million tons from the underground mines and recovered and sold 243,300 ounces of gold.

Placer Dome Inc
Placer Dome Inc. is principally engaged in the exploration for, and the acquisition, development and operation of gold mineral properties. Its major mining operations are located in Australia, the United States, Papua New Guinea, Canada, South Africa, Tanzania and Chile, which accounted for 26%, 22%, 22%, 16%, 6%, 6% and 2%, respectively, of the Company's total gold production during the year ended December 31, 2004. Its principal product and source of earnings is gold, although significant quantities of copper and silver are also produced. The mineral properties of the Company include Cortez Mine, Porgera Mine, South Deep Mine and Zaldivar Mine.

RIO Narcea Gold Mines Ltd
Rio Narcea Gold Mines, Ltd. (Rio Narcea) is a Canadian mineral resource company. Through its subsidiaries, Rio Narcea controls 22,146 square kilometers (sq. km) of mineral rights, investigation and exploration permits, and exploration licenses and exploitation permits in Spain, Portugal and Mauritania. The El Valle and the Carles gold mines, both located in Northern Spain, are the Company's main operating assets. As of December 31, 2004, commissioning of Aguablanca is underway and commercial production is expected to begin during 2005. In September 2004, Rio Narcea acquired the Tasiast gold project located in Mauritania through the acquisition of Defiance Mining Corporation. Basic engineering work on the Tasiast gold project is underway. The Company is proceeding to undertake a feasibility study for the development of its Salave project in Northern Spain.

Uruguay Mineral Exploration Inc.	Uruguay Mineral Exploration Inc. acquires, explores and develops mineral properties in Uruguay. The Company is currently exploring for gold, nickel, copper, diamonds and other minerals.
Yamana Gold Inc
Yamana Gold Inc. is engaged in the acquisition, exploration, development and operation of mineral properties in Brazil and Argentina. In August 2003, the Company acquired the Sao Francisco, Sao Vicente and Fazenda Nova/Lavrinha properties (the Santa Elina Properties) and the Chapada copper-gold project (the Chapada Properties) in Brazil from Santa Elina Mines Corporation (Santa Elina) and the Fazenda Brasileiro gold mine (the Fazenda Brasileiro Mine) in Brazil from Companhia Vale do Rio Doce (CVRD). The Company also holds exploration gold properties in the eastern part of Santa Cruz Province in the Patagonian region of Argentina, and the Cumaru and Gradaus properties in Brazil.

African Eagle Resources Plc
African Eagle Resources plc, the holding company for Twigg Resources, explores for and develops gold and minerals in eastern and southern Africa, specifically Tanzania and Mozambique. It has multiple pre-production projects.

Avocet Mining Plc	Avocet Mining Plc is a gold mining and exploration company. The Group's activities are located in the Penjom mine in Malaysia, Zeravhan in Tajikistan and Indonesia.
Ballarat Goldfields NL
Ballarat Goldfields NL mines and explores for precious minerals, mainly gold, throughout Victoria, Canada. The Company's exploration activities encompass joint ventures which include the Ballarat Gold Project. The company owns significant reserves, pre-certification as resources.

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

STERLITE GOLD LTD.	Exhibit B
GOLD MINING INDUSTRY SOMEWHAT COMPARABLE PUBLIC COMPANIES - DESCRIPTIONS	Schedule 2

Company	Description

Celtic Resources Holdings Plc
Celtic resources Plc is a mineral resource company that specializes in the development of gold mines in the former Soviet Union. The Company holds interests in the Nezhdaniskoye gold project in Yukutia, the Suzdal gold mine, and the Tamdykol oil project in Kazakhstan.

Centamin Egypt Limited	Centamin Egypt Limited explores for and mines primarily for gold in the Egyptian goldifelds at Sukari. The company also explores for base metals and other precious metals.
Eureka Mining Plc	Eureka Mining Plc explores for and mines Gold, Silver, Copper and Molybdenum in Kazahstan and the former Soviet Union. The company is in the pre-production development stage.
Galahad Gold Plc	Galahad Gold Plc develops gold, platinum group metals, copper, and molybdenum reserves in Alaska and Greenland.
Highland Gold Mining Limited
Highland Gold mining is a holding company for a group of companies which own operating and development assets in the Russian gold mining industry, The Group's gold mining assets are located in the Far East of the Russian Federation.

Oxus Gold Plc
Oxus Gold plc is a holding company for a portfolio of mining and exploration enterprises in Central Asia with interests in gold, silver, zinc and base metals. A number of these properties have recently begun to production.

Peter Hambro Mining Plc	Peter Hambro plc is a major producer of gold in Russia. The Company holds interests in gold mines near Pokrovskoye in the Amur Region of Russia's Far East.
Trans Siberian Gold Plc	Trans-Siberian Gold Ltd., through subsidiaries, explores for and mines minerals. The Company acquires controlling interests in Russian companies that own licenses to develop mineral deposits.
Triple Plate Junction Plc	Triple Plate Junction Plc mines and explores for gold. The Company is focusing on gaining mineral exploration licenses to develop several projects in northern and central Vietnam.
Vedanta Resources Plc
Vedanta Resources Plc is a holding company for a diversified metals and mining company with its principal operations located throughout India. The major metals produced are aluminum, copper, zinc and lead. Its three major activities are the Aluminum Business, which is comprised of bauxite mining, alumina refining and aluminum smelting operations; the Copper Business is comprised of mining, smelting and refining operations, and the Zinc Business is comprised of zinc-lead mining and smelting operations. Vedanta's subsidiaries are Bharat Aluminium Company Limited, Hindustan Zinc Limited, Madras Aluminium Company Limited, Vedanta Alumina Limited, Konkola Copper Mines plc and Sterlite Industries (India) Ltd.

Source: OneSource Information Services

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

STERLITE GOLD LTD.	Exhibit C
GOLD MINING INDUSTRY
PUBLIC/PRIVATE M&A TRANSACTION MULTIPLES

								EV/	EV/
								Proven & Probable,	Proven & Probable, Measured &
					Proven &	Measured		Measured &	Indicated &
				Enterprise	Probable	& Indicated	Inferred	Indicated	Inferred
		Region of		Value ("EV")(2)	Reserves	Resources	Resources	Resources	Resources
Date	Target	Primary Focus	Acquiror	($US Mill)	(oz. Mill)	(oz. Mill)	(oz. Mill)	($US/oz.)	($US/oz.)

5-Mar-06	Gold Fields Limited(4)	South Africa	Undisclosed	10,000.0	64.8	169.6	4.9	42.7	41.8
	Owns and operates mines primarily in South Africa

5-Dec-05	Riddarhyttan Resources AB Owns Suurikuusikko gold deposit in Finland.	Russia	Agnico-Eagle Mines Ltd	133.1	0.0	1.7	1.1	78.3	47.5

24-Nov-05	River Gold Mines Ltd. Owns the producing Eagle River gold mine, the Mishi property and the river Gold mill, all in northern Ontario	Canada	Wesdome Gold Mines Inc.	41.2	0.3	0.1	0.0	113.8	102.6

21-Nov-05	Bolivar Gold Corp.	South America	Gold Fields Ltd.	305.2	1.2	1.7	1.7	105.0	66.2
	Acquires, explores and develops mineral properties in Venezuela.

16-Nov-05	Miramar Mining Corp. Owns and operates the Giant gold mine in N.W.T.	Canada	Newmont Mining Corporation	368.0	0.3	2.1	4.3	151.1	54.7

31-Oct-05	Placer Dome Inc. A gold mining company that holds interest in mines in Australia, Canada, Chile, Papua New Guinea, South America and the U.S.	International	Barrick Gold Corp.	10,178.6	49.5	13.3	7.3	162.1	145.2

17-Oct-05	Guinor Gold Corp. Operates gold mine in Guinea.	Guinea	Crew Gold Corp.	270.1	0.0	2.9	0.7	93.1	75.0

27-Sep-05	St. Jude Resources Ltd. Holds gold and mineral interests in Ghana, Burkina Faso and Niger.	Africa	Golden Star Resources Ltd.	118.0	0.0	1.3	0.8	90.8	56.2

5-Dec-04	Wheaton River Minerals Ltd.	International	Goldcorp Inc.	2,058.2	5.1	3.7	5.1	233.6	148.4
	A gold and precious metals producer engaged in the operation, exploration, and acquisition of precious metal properties. Mines are in Mexico, Australia and Argentina.

8-Jul-03	East Africa Gold Mines Ltd. Owns open pit gold mine in Tanzania.	Africa	Placer Dome Inc.	298.0	0.0	2.9	1.4	102.8	69.3

10-Jun-02	Echo Bay Mines Precious metals processor.	South America	Kinross Gold Corp.	706.1	3.4	0.1	1.0	199.3	153.9

Mean (excluding high and low)								121.8	85.0
Median								105.0	69.3
Maximum								233.6	153.9
Minimum								42.7	41.8

Notes:

1. All figures are in U.S. dollars, unless otherwise indicated.
2. Enterprise Value = market capitalization + debt/liabilities assumed.
3. "nmf. " indicates that the multiple is greater than $US 500 per oz. is not deemed meaningful.
4. Norlisk Nickel disposed of its 20% stake in Gold Fields Limited. The Enterprise Value and Reserve estimates reflect a 100% acquisition.

Sources: Bloomberg, Financial Post Crosbie Mergers & Acquisitions in Canada, Dealogic, Mergermarket, Zephyr, SEDAR, SEC filings, corporate websites.

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

STERLITE GOLD LTD.									Exhibit D
GOLD MINING INDUSTRY
SOMEWHAT COMPARABLE TRADING MULTIPLES

	Currency	Share price	Share price (US$)	Currency	Adj. Enterprise Value ($mill)	Adj. Enterprise Value (US$mill)	Measured & Indicated Resources. (Mn Oz.)	Measured & Indicated + Inferred Resources. (Mill Oz)	Adj EV / M&I Rsc (US$ / oz.)	Adj EV / M&I + Inf Rsc. (US$ / oz.)
Greystar Resources Limited	CAD	8.8	7.8	CAD	305.4	268.6	5.8	10.3	46.1	26.1
Highland Gold Mining Limited	GBP	2.4	4.2	GBP	398.5	698.5	10.2	17.1	68.5	40.9
Centamin Egypt Limited	AUD	0.7	0.5	AUD	326.5	243.0		4.5		54.0
Trans Siberian Gold Plc	GBP	1.0	1.8	GBP	42.6	74.7	2.6	4.0	28.7	18.7
Celtic Resources Holdings Plc	GBP	2.1	3.7	GBP	88.3	154.9	3.6	9.4	43.6	16.5
Oxus Gold Plc	GBP	0.7	1.2	GBP	197.3	345.9	3.3	5.3	106.2	65.6

								Average	58.6	37.0

Source: Bloomberg, Company Reports//Websites

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

Exhibit E Page 1 of 3

SCOPE OF REVIEW

In preparing our report, we reviewed and relied upon various documentation and other information, without audit or further verification, including the following:

General documents

(a)	Unaudited consolidated draft financial statements of Sterlite Gold Ltd. for the year ending December 31, 2005;

(b)	Unaudited consolidated financial statements and management discussion and analysis of Sterlite Gold Ltd. for the nine months ended September 30, 2005;

(c)	Annual Report for the year ended December 31, 2004 including audited consolidated financial statements and management discussion and analysis of Sterlite Gold Ltd.;

(d)	Audited consolidated financial statements of Sterlite Gold Ltd. for the years ending December 31, 2003 and December 31, 2002;

(e)	Management discussion and analysis of Sterlite Gold Ltd. dated May 6, 2004 and May 20, 2003 for the years ending December 31, 2003 and December 31, 2002, respectively;

(f)	Publicly available information in relation to Sterlite Gold Ltd. and its operations including market data in relation to the trading of shares in Sterlite Gold;

(g)	StrataGold Asset Sale Agreement dated December 2, 2004;

(h)	Equipment Loan Agreement between Caterpillar S.A.R.I and AGRC dated December 18, 2002;

(i)	Asset register (for insurance purposes);

Zod Mine

(j)	Technical report prepared by Micon International Co Limited (“Micon”) titled “Sterlite Gold Ltd Mineral Resources of the Zod Gold Mine, Armenia” dated November 17, 2004 (“the Micon Technical Report”);

(k)	Pre-feasibility study prepared by Micon titled “Ararat Gold Recovery Company Pre-Feasibility Study for the Zod Mine Phase III Expansion” dated March 2005 (“the Micon Pre-Feasibility Study”);

(l)	Microsoft Excel spreadsheet titled “Cashflow last (open).xls” containing the financial model for the Micon Pre-Feasibility Study (“the Pre-Feasibility Model”);

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

Exhibit E Page 2 of 3

(m)	Microsoft Excel spreadsheet titled “Phase III Model Rhos 1-8-5.xls” containing a financial model of various scenarios for the Zod Mine (“the (Scenario Model”);

(n)	Ararat Gold Recovery Company LLC (“AGRC”) presentation on Ararat operations dated April 26, 2005;

(o)	AGRC engineering presentation on the proposed Zod Phase III expansion;

(p)	AGRC environmental presentation on the proposed Zod Phase III expansion;

(q)	AGRC technical presentation on the geology of the Zod project;

(r)	AGRC legal presentation on Armenia and AGRC;

(s)	AGRC presentation on the Zod metallurgy;

(t)	Legal letter of advice dated June 15, 2005 in relation to the border dispute between the Republic of Armenia and Azerbaijan;

(u)	AGRC presentation on the border dispute;

(v)	Draft Concession Agreement between AGRC and the Minister of Trade and Economic Development of the Republic of Armenia;

(w)	Sterlite management microsoft excel spreadsheets containing the latest financial models for the Zod Phase III development;

(x)	Reconciliation of actual production from individual benches between 2385 level and 2420 level for Orebody #1 with PhaseIII Model and with grade control sampling. May to November 2005;

Other

(y)	Our own limited research into general and local economic and industry conditions on or about the Valuation Date;

(z)	Research into somewhat comparable market transactions within the gold mining industry for mines and projects on or about the Valuation Date;

(aa)	Research into the weighted average cost of capital for somewhat comparable publicly traded companies in the mining industry on or about the Valuation Date;

(bb)	Additional limited research as it relates to the increase in gold prices during the intervening period from March 10, 2006 to May 8, 2006;

(cc)	Various internal financial information and management presentations and analysis regarding Zod Mine;

(dd)	Other information provided by Dr. Peter Grimley to PricewaterhouseCoopers; and

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.

Exhibit E Page 3 of 3

(ee)	Discussions with Management including with:

(i)	Mr BS Vadivelu (Sterlite Chief Financial Officer);
(ii)	Mr Vardan Vardanyan (AGRC Director);
(iii)	Mr P Jain (Chief Manager - Zod mine);
(iv)	Mr R Karthik (Manager - Geology, Zod mine);
(v)	Mr Ghanshyam Purohit (AGRC Manager - Finance & Administration);
(vi)	Mr V Margaryan (Mine Head - Meghradzor);

(ff)	Discussions with Mr Armen Ter-Tachatyan of Ter-Tachatyan Legal Consulting CJSC;

(gg)	Discussions with representatives of the Investment Bank;

(hh)	Confidential Information Memorandum dated January 2005 prepared by the Investment Bank in relation to the proposed sale of Sterlite Gold Ltd. and/or its assets;

(ii)	Letter from Global Gold Corporation dated September 1, 2005 in relation to a proposed offer;

(jj)	Discussions with Grant Thornton LLP, auditors;

(kk)	Discussions with Mr Dennis Marschall;

(ll)	Discussions with Mr. John Kolada, Blake, Cassels & Graydon LLP (counsel to Vedanta Resources Plc);

(mm)	Discussions with John Turner and Krisztian Toth, Fasken Martineau DuMoulin LLP (counsel to the Special Committee); and

(nn)	Discussions with Micon International Consultants and discussions with Mr Bill Hooley (formerly of Micon).

Site Visit

(oo)
We also carried out a site visit to Sterlite Gold’s Yerevan head office and the Zod mine site which included a visit to the open pit and the assay laboratory and discussions with the Zod geologist and Mine Head on the geology, resources and reserves and exploration potential of the Zod property.

This Exhibit should only be read in conjunction with PricewaterhouseCoopers LLP's report dated May 8, 2006.